NEPTUNE
TECHNOLOGIES & BIORESSOURCES



Annual Report 2012

Our mission

Neptune researches, develops and commercialises worldwide, natural marine-derived health products with clinically proven human health benefits.

Business is conducted in an environmentally responsible fashion while and equally prioritises the betterment of prevailing cardiovascular, neurological and inflammatory conditions.

A solid intellectual property portfolio is leveraged to maintain and diversify collaborations with global industry leaders.

Value is continuously being created and expanded through multiple strategic ventures into different sectors of the nutraceutical and pharmaceutical industries via two pharmaceutical subsidiaries :

Acasti Pharma Inc.
cardiovascular application

NeuroBioPharm Inc.
neurological conditions.

Corporate Structure



LEGEND
Fully Owned
Partially Owned
Neptune Technologies & Bioressources Inc.
Acasti Pharma Inc.
NeuroBioPharm Inc.
Neptune Technologies & Bioressources USA Inc.
Neptune Technologies & Bioressources Hong Kong Limited

Table of Contents

Highlights

- Revenues reached $ 19.1 million, up from $16.6 million in the previous year. Nutraceutical EBITDA was $2.7 million compared to $2.8 million achieved in the previous year. Consolidated net loss was $4.6 million, compared to $1.7 million in the prior year.
- Oversubscribed private placement provided total gross proceeds of approximately $12.4 million.
- Migration of the Company's common shares from TSX Venture to the TSX.
- Phase I of our expansion project for our production facility in Sherbrooke, Quebec was inaugurated.
- Successfully completed a comprehensive environmental review conducted by NSF International.
- Finalized agreements with two major distributors in the U.S. to sell NKO® through their networks of national retailers and wholesalers.
- Signed a landmark deal with Jamieson Laboratories to commercialize NKO®--as Jamieson Omega-3 Super Krill--in the Food, Drug and Mass Market retail channel across Canada.
- Granted two new patents by the U.S. Patent and Trademark Office, bringing the number of patents issued worldwide to 80.
- Subsidiary Acasti Pharma began to commercialize Onemia™ a pharmaceutical omega-3 phospholipid concentrate classified as a medical food and developed to manage chronic cardiometabolic disorders.
- Subsidiary Acasti also initiated two clinical studies of CaPre®, a prescription drug candidate developed for the treatment of hypertriglyceridemia.
- Listing of Subsidiary's Acasti on TSX Venture.
- Completion of a Right Offering of $8 million in Acasti.



Message to Shareholders

I am very pleased to have this opportunity to report on the key events and milestones that characterized Neptune's 2012 fiscal year, and to provide an overview of our central objectives in fiscal 2013.

By any measure, in fiscal 2012 we made very substantial progress in virtually all aspects of our business and significantly improved our international profile and market positioning in the very competitive and dynamic nutraceutical and pharmaceutical industries. Additionally, our two subsidiaries, Acasti Pharma Inc., which is focussed on cardiometabolic health, and NeuroBioPharm Inc., which researches and develops proprietary active pharmaceutical ingredients for cognitive and neurological conditions, both made substantial progress during the year.

The various initiatives we have been pursuing are helping to fortify the fundamental strength of the Company's structure and strategic vision. We are building a business that enables us to have a significant control over the processes and procedures--from sourcing, research and product development to clinical studies, patent protection, and manufacturing--that more efficiently generate our products and formulations. This extensive vertical integration sets us apart from many of our competitors in the industry.

Financial Highlights

The recovery of the global economy continued to struggle over the past year, and the US dollar--which is the currency we use for most of our commercial activities--lost ground against its Canadian counterpart. Despite these factors, Neptune's financial results were the best in its history. For the year ended February 29, 2012, revenues reached $19.1 million, up from $16.6 million in the previous year, our nutraceutical sales represents our main revenues, generated income of $2.4 million, compared to $1 million in the prior year. Nutraceutical EBITDA reached $2.7 million compared to $2.8 million achieved in the previous year. Neptune's consolidated net income was $4.6 million, compared to $1.7 million in the prior year. On February 29, 2012, Neptune had working capital of $24 million.

Other financial milestones achieved during the year included an oversubscribed private placement financing that provided total gross proceeds of approximately $12.4 million. Our subsidiary, Acasti Pharma Inc., also had an oversubscribed rights offering which generated gross proceeds of approximately $8.1 million. Neptune subscribed to Acasti's rights offering by subscribing to approximately 2 million shares, investing close to $2.5 million in the company. Finally, in February 2012, Neptune acquired 750,000 newly issued Class "A" common shares in Acasti as part of a private placement that raised approximately $2 million. Neptune continues to maintain majority ownership in Acasti.

Corporate Initiatives

Neptune advanced its corporate objectives on a number of fronts over the past year. First, we raised our corporate profile and improved our share liquidity by having our common shares approved for listing on the TSX. Neptune also trades in the United States on the NASDAQ. Additionally, Acasti was granted permission to begin trading its shares on the TSX Venture exchange.

We also brought additional expertise and managerial acumen to our executive team by engaging Michel Chartrand as our Chief Operating Officer. Mr. Chartrand has extensive experience in operations management, business development and strategic alliances and integration. Our subsidiary, Acasti, also strengthened its management structure by welcoming Dr. Harlan Waksal as Executive Vice-President, Business & Scientific Affairs. During the current year we will continue to add to the strength our executive team.



Message to Shareholders

A third very important initiative was the inauguration of Phase I of our expansion project for our production facility in Sherbrooke, Quebec. The plant will undergo a 40,000 square-foot expansion in two phases; when both phases are completed, the facility will be able to produce up to 500,000 kg of Neptune krill oil products per year. The project will also allow us to introduce new process improvements, which will streamline and enhance our manufacturing and ensure we remain competitive.

Finally, Neptune and its krill products successfully completed a comprehensive environmental review conducted by NSF International, a not-for-profit organization that certifies products and claims for food, water and consumer goods. It remains our priority to adhere to the highest standards for traceability of the biomass we exploit and for protecting the marine environment.

Increasing Our Market Penetration

Neptune also made inroads into both new and existing markets in the past year by expanding its complement of global strategic partners. Our presence in the Food, Drug, Mass and Club Distribution networks in the U.S. was also greatly strengthened when we finalized agreements with two major distributors to sell NKO® through their networks of national retailers and wholesalers. With these agreements we measurably increased our share of the omega-3 market.

NKO® is gaining momentum as a superior choice among krill oil products, both for its potency and efficacy. We are also positioning our newly introduced Eco Krill Oil (EKO™) as an alternative choice for distributors who seek a price-competitive product without having to compromise on quality. Increased market exposure for Neptune's krill oil products has heightened consumer awareness about the distinct advantages that both NKO® and EKO™ offer over competing omega-3 products.

We also made significant global inroads by selecting an agent for the Asian and Indian markets. These vast markets hold out enormous growth potential; indeed, within the next five years we anticipate that they might represent more than 25% of our total revenues.

Finally, subsequent to our fiscal year-end, we signed a landmark deal with Jamieson Laboratories, the largest manufacturer and distributor of dietary supplements in Canada. With this agreement, Jamieson has begun to commercialize NKO®--as Jamieson Omega-3 Super Krill--in the Food, Drug and Mass Market retail channel across the country. Additionally, we were delighted to sign renowned NFL Hall-of-Fame quarterback John Elway as our official NKO® spokesperson. This exciting partnership will further accelerate our brand penetration throughout North America.

Protecting and Enhancing our Competitive Advantages

Neptune's success depends upon its ability to continually innovate in order to develop and produce unique new products that will capture and maintain strong market share; to acquire approvals for those products from the various regulatory bodies around the world; and to protect the intellectual property related to our innovations.

As such, our R&D activities are of primary importance. We are currently engaged in developing our pipeline of Omega-3 phospholipid products, which are derived from krill. Among a number of initiatives, in 2011 Acasti began to commercialize Onemia™ a pharmaceutical omega-3 phospholipid concentrate classified as a novel medical food, regulated by the FDA with clinically proven safe and effective ingredients for the management of unmet medical needs associated with chronic cardiometabolic disorders. In 2011, Acasti initiated two Phase II clinical studies with CaPre®, a prescription drug candidate developed for the treatment of hypertriglyceridemia. The first is a double blind placebo controlled and the second is an open-label clinical trial in Canada, both designed to evaluate the safety and efficacy of this omega-3 drug candidate. The potential market for CaPre® is considerable; in the United States alone, the number of people with moderately high to very high levels of triglycerides exceeds 40 million, so this represents a market with a great deal of potential for Acasti.

Conducting or participating in targeted clinical studies also helps us substantiate the claims we submit to various regulatory authorities in North America, Europe and Asia. The regulatory environment in our industry is becoming increasingly stringent. This is essentially a positive development, as it lends credibility to our industry and helps to distinguish our science-based products from placebo formulations.

Protecting our intellectual property is also critical. Neptune is constantly expanding its intellectual property portfolio and in 2011 we were granted two new patents by the U.S. Patent and Trademark Office, bringing the number of patens issued to Neptune worldwide to 80. In addition, we filed two complaints against major competitors in the U.S. for patent infringement.

Current Objectives

Neptune's strategic direction has produced solid results. In the current fiscal year, we will continue to focus on developing innovative products and formulations, adding more expertise to our management team, further improving our manufacturing processes and procedures, building our patent portfolio, and engaging new distribution partners in North America, Europe, Asia and the Middle East.

Message to Shareholders

We anticipate that Phase I of our plant expansion in Sherbrooke will be completed in the fall of this year, and should increase our annual Neptune krill oils production capacity by more than 150,000 kg. Neptune also expects to conclude a joint venture transaction with a Shanghai-based company that would enable us to further augment our manufacturing capacity.

In the current year, we expect to receive regulatory approvals which will enable Neptune shareholders to receive a dividend in shares of NeuroBioPharm.

Neptune remains committed to supporting the operations of Acasti and NeuroBioPharm as they continue to advance their research and product portfolios towards the commercialization stage, and will continue to seek out strategic partnerships and alliances with key pharmaceutical and nutraceutical companies around the world.



Acknowledgements

I would like to take this opportunity to thank our employees and management team for their ongoing commitment and our shareholders for their support. I also wish to thank our Board of Directors for their guidance and the many contributions they have made.

Our success comes as a result of the efforts and support of all our stakeholders. Neptune is proud to be involved in an industry that seeks to ameliorate cardiovascular, inflammatory and neurological conditions and to improve the overall health of the population, and we look forward to growing together in the months and years ahead.

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board

/s/ Henri Harland

Henri Harland
President and Chief Executive Officer

/s/ André Godin

André Godin
Chief Financial Officer

Acasti Pharma Inc.

Established in 2008, Acasti Pharma Inc. takes advantage of the intellectual property, clinical data and long-term industry expertise of Neptune to develop a pharmaceutical product portfolio based on proprietary purified concentrated omega-3 phospholipids. Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Acasti Pharma is focusing initially on bridging the treatment gap for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

In fiscal 2011, Acasti achieved a number of important milestones. In recognition of its rapid corporate evolution, Acasti's shares began trading on the TSX Venture Exchange under the symbol APO. Following this listing, the Company conducted a successful Rights Offering, which was oversubscribed and generated gross proceeds of approximately $8.1 million. Neptune subscribed to this offering, investing $2.5 million in Acasti. Further, just prior to fiscal year-end, Neptune purchased additional shares in Acasti in a Private Placement, which raised approximately $2 million. At the present time, Neptune maintains majority ownership in Acasti.

Acasti's omega-3 phospholipid product pipeline currently addresses multi-billion dollar market opportunities. This pipeline currently consists of two key products.

Onemia™ is being commercialized as a medical food. It is administered under the supervision of a Physician and is intended for the specific dietary management of illnesses associated with omega-3 phospholipid deficiency related to cardiometabolic disorders. Onemia™ is initially being distributed in the United States directly at physicians' offices or online strictly with a healthcare professional's recommendation. The Company is planning to make Onemia™ available via distributors and behind-the-counter in pharmacies in the near future. Acasti is also seeking partners to commercialize Onemia™ outside of the U.S.

CaPre® is a prescription drug candidate designed for the treatment of moderate to high hypertriglyceridemia. The primary expected clinical benefits include improved overall management of triglycerides, LDL (bad cholesterol) and HDL (good cholesterol). Secondary anti-inflammatory benefits as well as improved glucose tolerance are investigated. Two clinical trials have been initiated for CaPre® designed to assess the safety and efficacy of CaPre® in patients with triglyceride levels ranging from moderately high to very high. This patient profile distinguishes CaPre® from prescription drug fish oils, which are labeled only to treat patients with very high levels of triglycerides. The first, a Phase II randomized, double blind and placebo controlled human clinical trial enrolled its first patient in October 2011. The other study is an Open-label clinical trial in Canada, in which the first patient was enrolled in December 2011.

In 2012, Acasti's objectives include increasing its profile in the medical, pharmaceutical and financial markets, evaluating the potential and advantages of listing on a U.S. exchange, increasing Onemia's™ market penetration, and advancing CaPre's® in-progress clinical trials.



NeuroBioPharm Inc.

Established in 2008, NeuroBioPharm Inc. is a privately held subsidiary of Neptune. Its mission is to research and develop proprietary active pharmaceutical ingredients that target neurological conditions. These conditions include attention deficit hyperactivity disorder (ADHD), various forms of autism, Alzheimer's disease and cognitive decline.

NeuroBioPharm has a business model similar to Acasti Pharma, Neptune's majority owned subsidiary. As such, it leverages the intellectual property, clinical data and long-term expertise of Neptune in developing novel high purity omega-3 phospholipids customized to prevent and treat highly prevalent neurodevelopmental and neurodegenerative conditions. In accordance with the Neptune's tradition, these products are sourced from abundant, underexploited and sustainable marine biomass including, among others, Antarctic krill.

Phospholipids are essential for all vital cell processes and the main building blocks of brain cell membranes. They are also one of the principal constituents of the brain and have been shown to be the preferred carriers of DHA, an omega-3 fatty acid that is a primary structural component of the human brain cerebral cortex.

NeuroBioPharm currently has three proprietary omega-3 phospholipid products in development customized to manage memory and concentration disorders, ADHD and Alzheimer's Disease and targeting the over-the-counter (OTC), medical food and prescription drug markets. The medical food candidate is likely to be the first product to be commercialized, while the prescription drug candidate holds out the most substantial long-term potential. NeuroBioPharm is presently in preclinical and clinical testing expecting to complete its initial human clinical study in FY 2013.

In the current fiscal year NeuroBioPharm is actively seeking partnerships, strategic alliances and research collaborations to accelerate and strengthen its R&D, financial and commercialization capabilities.

NeuroBioPharm has a business model similar to Neptune's other subsidiary, Acasti. As such, it leverages the intellectual property, clinical data and expertise of Neptune in developing its product portfolio.



The Neptune Krill Oil Advantage



Neptune has pioneered omega-3 phospholipids and krill extracts research and product development for human health benefits. Indeed, the Company has been a true innovator in its use of omega-3 phospholipids and antioxidants derived from krill as ingredients that have been clinically proven to be safe and effective in addressing a range of health conditions.

Krill is a shrimp-like marine crustacean known as the most abundant marine biomass on the planet. It is estimated that over 420 million tons of krill exist in the Southern Ocean of Antarctica, and the annual harvest of this marine life for human consumption is both sustainable and environmentally friendly, representing less than .0006% of the total available biomass. Krill's main characteristic is that it is one of the richest natural sources of omega-3 phospholipids and antioxidants.

Neptune is building a strong profile in the worldwide omega-3 market. This market is expected to grow at a compound annual growth rate of approximately 12% between 2010 and 2015, and reach $2.8 billion by 2015.

In terms of revenues, krill oil has captured only a 15% share of the total marine omega-3 market, but has been growing at a rate of over 25% per year over the past five years. Global average retail price for krill oil is generally substantially higher than competing omega-3 fish oils, which is justified by the higher harvesting and processing costs but also, for NKO®, the better product purity and quality.

As evidence for the superiority of krill oil over other omega-3 products, over the past few years competition has risen in the krill oil market, leading to downward pressure on krill oil prices. Once again, Neptune has managed to maintain its competitive price structure while continuing to protect its margins by improving its productivity and manufacturing efficiency through ongoing technological innovation.

Neptune's pioneering flagship product developed from this abundant marine biomass is Neptune Krill Oil (NKO®). Despite the increasing competitors' research, NKO® continues to be the only krill oil with true clinically proven health benefits applicable to the respective label claims for the management of cardiovascular, cognitive and anti-inflammatory conditions including arthritis and premenstrual syndrome. In addition, the proprietary composition of NKO® was shown to be approximately three times more bioavailable in delivering Omega-3 (EPA and DHA) fatty acids than fish oil.

Furthermore, NKO® higher astaxanthin (shown to be 300 times more potent antioxidant than vitamins A and E) content provides greater antioxidant potency and product stability.

It is of primary importance to emphasize the purity of NKO®, given the rising concern about the level of heavy metal contaminants in fish-oil products. In the pharmaceutical and nutraceutical markets, and for consumers who have been made aware of the significant health benefits of omega-3 rich krill oil, NKO® is the premium choice.

In order to remain competitive while fulfilling the mass market need for supplements indicated mainly for structure and functional health maintenance while sustaining a competitive retail price range Neptune has developed a new product, Eco Krill Oil (EKO™). Moreover, EKO™ has specifications that equal or exceed competitor products, but sells at a better price than these products. EKO™ was pre-launched at Health Ingredients in Spain in November 2010, and was extremely well-received.

With NKO® and EKO™, Neptune has developed and introduced marine omega-3 phospholipid products that each occupy a specific market niche and that each provide uncompromised quality and value for its respective commercial position. Going forward, the Company will continue to research and develop proprietary marine biomass extracts to serve the fast-growing pharmaceutical and nutraceutical markets for superior quality omega-3 products.

NKO® benefits from the following Health Canada approved health claims:

Claim wording	Daily dose	Features
Helps to maintain cardiovascular health	2 softgels	Similar to fish oil, but with a lower daily dose
Helps to reduce serum triglycerides/triacylglycerols (in conjunction with conventional statin therapy)	4 softgels	Similar to fish oil, but with a lower daily dose
Helps to reduce the levels of LDL cholesterol (in conjunction with conventional statin therapy)	2 softgels	Specific to NKO®
Helps to increase the levels of HDL cholesterol (in conjunction with conventional statin therapy)	2 softgels	Specific to NKO®
Helps to relieve symptoms of dysmenorrhea and premenstrual syndrome	4 softgels	Specific to NKO®
Helps to reduce pain associated with osteoarthritis	1 softgels	Specific to NKO®
Helps to reduce blood C reactive protein levels, a clinical marker of inflammation	1 softgels	Specific to NKO®

Each Softgel contains 500 mg of NKO®

Neptune's Manufacturing Initiatives

We are committed to continuously improve our manufacturing capabilities



One of Neptune's great competitive advantages is its manufacturing capability. We have prioritized innovation and excellence in our processes and procedures, and as a result our production facilities make use of state-of-the-art technologies and applications. Retaining control of all aspects of our manufacturing helps us to fully exploit the patented processes and procedures as well as the trade secrets involved in the manufacture of our proprietary marine omega-3 phospholipids. Neptune's production platform integrates a unique combination of extraction technologies that permits to deliver products that have among the highest efficacy, purity and safety profiles in the industry. Our stringent manufacturing processes also enable us to attain optimum levels of product quality, cost efficiency and productivity.

As a part of our commitment to continuously improve our manufacturing capabilities, we are spearheading a $20 million investment in our primary manufacturing plant in Sherbrooke, Quebec. Demand for our pioneering products is rising steadily, and so our manufacturing capacity must increase to keep pace. Hence, in December 2011 we launched Phase I of the Company's plant expansion, which will, by the end of 2012, increase our annual manufacturing capacity in Sherbrooke by 150,000 kg . A planned second phase of this project will ultimately enable us to produce up to 500,000 kg of Neptune krill oils per year. The design of the project allows us to undertake the expansion without any interruption to the existing production line.

This expansion is also providing us with the opportunity to introduce additional process and technological improvements to our facility, which should help the Company maintain gross margins and provide the capacity required to develop and manufacture new marine omega-3 phospholipid products.

We are very pleased to have received significant financial assistance for this expansion from Investissement Quebec, Canada Economic Development, Desjardins Business Center and Sherbrooke Innopole. The support of these key partners is testament to the ongoing credibility and proven success of our growth strategy.

The market for our products in Asia holds tremendous growth potential over the coming years. Consequently, we have developed an initiative to establish a strong presence in the area. As a component of this strategy, we have signed a Memorandum of Understanding (MOU) with an Asian group to form a 50%/50% Joint Venture. The specific mandate of this Neptune Asian Joint Venture will be to manufacture and commercialize Neptune's krill products in Asia.

With these key manufacturing initiatives underway, Neptune is very well positioned to meet the growing demand for its products around the world.

Driving Innovation through R&D

Neptune's comprehensive vertical integration enables the Company to carry out a wide-ranging R&D program. This program includes the research and development of products and product formulations, the design and conduct of clinical trials, and the continuous improvement of proprietary manufacturing technologies and processes, which allow us to produce products of high concentration and purity in an efficient and economical way.

We are currently engaged in developing new formulations containing our proprietary marine omega-3 phospholipids following the success of our leading product, Neptune Krill Oil (NKO®) and our newest product, Eco Krill Oil (EKO™), which was launched in 2010 and is now being distributed to selected markets. EKO™ is part of the Neptune Krill product family, but has been designed to provide lower concentrations of omega-3 phospholipids and antioxidants, and to sell at a very competitive price. We are also presently evaluating industry interest in a new biomass extract we have developed which is designed to address new cognitive health indications. In addition, Neptune is developing pilot commercial products targeting the functional foods market, such as juices, berries, fruit paste and protein bars.

Neptune's ongoing pre-clinical and clinical trial programs are critical not only to demonstrate the safety and efficacy of our products, but also to permit us to apply for claim approvals for our products and formulations from a variety of regulatory organizations around the world, including Health Canada, the FDA in the U.S., the EFSA in Europe, the TGA in Australia and the SFDA in China.

A broad spectrum of therapeutic and risk reduction claims for NKO® have been corroborated by our clinical research and approved by Health Canada. To date, NKO® has been shown to be safe and effective in the management of certain conditions related to cardiovascular and neurological diseases, as well as inflammatory conditions including arthritis and premenstrual syndrome. Additionally, NKO® has been shown to offer superior absorption of omega-3 compared to competitive products.

Neptune's subsidiaries, Acasti Pharma and NeuroBioPharm, are actively pursuing aggressive R&D and clinical trial programs.

Acasti has initiated two key clinical studies with CaPre®, its prescription drug candidate developed for the treatment of hypertriglyceridemia. The first is a Phase II clinical trial that is designed to evaluate the efficacy profiles of CaPre® in patients with triglyceride levels ranging from moderate to very high. This patient profile distinguishes CaPre® from prescription drug fish oils that are marketed only to treat patients with very high levels of triglycerides. This double-blind placebo-controlled trial has enrolled its first patients in October 2011.

The second is an Open-label Phase II clinical trial, which received authorization from Health Canada in late 2011, and is designed to evaluate the efficacy of CaPre® at multiple dosage levels in patients with cardiovascular conditions. The first patient was recruited for this trial in December 2011.

NeuroBioPharm, which focuses on the neurodegenerative and neurodevelopmental pharmaceutical market segment, currently has three proprietary omega-3 phospholipid products in its development pipeline. Depending on their formulations, these products target a range of cognitive indications, including memory and concentration disorders, Attention Deficit Hyperactivity Disorder (ADHD), and Alzheimer's disease targeting the prescription drug and medical food markets. The medical food is likely to be the first product to market, while the prescription drug candidate holds the most substantial long-term potential. NeuroBioPharm has initiated preclinical and clinical testing and expects to complete the first clinical trial this year.

On all of these fronts Neptune and its subsidiaries are making considerable progress and building an increasingly strong portfolio of products and technologies.



Intellectual Property & Regulatory Affairs

Building and maintaining a robust intellectual property portfolio has always been Neptune and its subsidiaries highest priority, considered one of the most important strategic assets for both short- and long-term value creation.

Throughout the years Neptune has devoted and will continue to devote considerable effort and resources to ensure that its IP is well-protected and enforced.

In 2011, the U.S. Patent and Trademark Office (USPTO) granted Neptune two new patents. The first secures Neptune's intellectual property on a composition of novel omega-3 phospholipids, the main bioactive ingredients in all recognized krill oils including Neptune Krill Oil (NKO®). The second patent grants Neptune protection on specific cardiovascular health benefits when using krill extracts, such as reduction of cholesterol, platelet adhesion and plaque formation.

In order to protect shareholder value, Neptune intends to vigorously defend its intellectual property position and to initiate patent infringement litigation in order to prevent others from using Neptune's patented inventions without authorization. At present, the Company has filed infringement complaints against three companies in the United States.

To date, Neptune and its subsidiaries own 80 issued patents and 17 patent applications and numerous trademarks in more than 30 countries worldwide. Collectively, these patents protect the product development and commercialization efforts of Neptune and its subsidiaries and strongly reinforce our leadership position in the global omega-3 phospholipid-based nutraceutical and pharmaceutical markets.

In concert with our efforts to expand and protect our intellectual property portfolio, Neptune is also actively engaged with various regulatory authorities in more than 15 jurisdictions around the world, which have lead to multinational regulatory approvals from Health Canada, the FDA in the United State, the EFSA in the European Union, the TGA in Australia and the SFDA in China. The regulatory approvals process, by which we are granted permission to market the products and make certain label claims in different regions of the world, has grown increasingly stringent and complex. However, stricter regulatory standards help to enhance the credibility of our industry and to identify those products and formulations that have been clinically tested and scientifically validated.

Worldwide Issue Patents: Process, Applications & Composition

Category	Description	Countries	
		Issued	Pending
New Phospholipids / Flavonoid	Composition of Matter	25	5
Cardiovascular / Neurologic Applications	Method of Use	22	11
Extraction Process	Process	33	1

Multinational regulatory approvals obtained

Regulatory Authority	Country/Continent	Designation
FDA	United States	GRAS (Generally Recognized As Safe NDI (New Dietary Ingredient)
NHPD	Canada	NPN (Natural Product Number)
EFSA	Europe	Novel Food PARNUTS
TGA	Australia	Complementary medicine
IFANCA	Islamic countries	HALAL certification


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Focus on Environmental Responsibility

As leaders in the science-based nutraceutical and pharmaceutical omega-3 phospholipid markets, Neptune has a clear responsibility not only to improve human health but also to responsible environmental stewardship.

The Antarctic krill biomass from which we derive our proprietary krill oil products and formulations is one of the most abundant marine biomass on the planet. Its harvest takes place under the aegis of the Commission for the Conservation of Antarctic Marine Living Resources (CCAMLR), an international organization of 26 countries.

Among its functions, the CCAMLR Scientific Committee periodically evaluates the Antarctic krill population and establishes a precautionary catch limit on a yearly basis. This limit is designed to protect the marine ecosystem in the Antarctic ensuring that Antarctic krill fisheries remain within a sustainable limit.

The Antarctic krill biomass is estimated at 420 million metric tons, and the current precautionary catch limit has been established at 2.07% of this total biomass. On an annual basis, Neptune harvests less than 0.0006% of this total biomass and less than 0.03% of the precautionary catch limit. It should also be noted that we commit 100% of our krill harvest to human health benefits, whereas almost 88% of the total harvest is committed to sport fishing (as bait), aquaculture and food products.

In 2011, Neptune subjected its krill oil products and processing claims to a comprehensive review by NSF International, an independent, not-for-profit organization that provides development standards, product certification, auditing, education and risk management for public health and the environment.

Through this audit procedure, we successfully demonstrated that we have the systems, processes, documentation and data to support all of our product and process claims.

Neptune successfully passed the audit and was approved by NSF International to make the following claims:

- Neptune only uses krill captured by fisheries that follow the Antarctic Treaty rules and respects the annual capture quota of the CCAMLR.
- Neptune obtains krill from fisheries that use only mid-water trawl, which reduces the impact on other species as by-catch.
- Neptune krill oils are alternative sources of marine omega-3, and as such reduce the pressure on fish populations.
- Neptune's OceanExtract™ patented process annually recycles 99% of the extraction solvent used during the manufacture of Neptune krill oils.
- Neptune only uses krill that is 100% traceable to the source of capture.

Going forward, Neptune will continue to meet and exceed the highest standards for sustaining the environments in which we may have an impact.

SUSTAINABILITY CERTIFIED NSF™

Product and Process Claim Verified
NSF - CV - 0C200

Investor and Shareholders Information

STOCK EXCHANGE LISTING

Toronto Stock Exchange - Symbol: NTB
NASDAQ – Symbol : NEPT

INVESTORS RELATIONS

Neptune Technologies & Bioressources Inc.

André Godin
Chief Financial Officer
a.godin@neptunebiotech.com

Frédéric Harland
Director, Finance
f.harland@neptunebiotech.com

Financial informations are available:
www.sedar.com • www.sec.gov

HEAD OFFICE

Neptune Technologies & Bioressources Inc.
Suite 200, 225 Promenade du Centropolis
Laval, Québec H7T 0B3 Canada
Phone: +1 450.687.2262
Toll-free: 1.888.664.9166
Fax: +1 450.687.2272
www.neptunebiotech.com
info@neptunebiotech.com

PLANT

Neptune Technologies & Bioressources Inc.
795 Pépin Street
Sherbrooke, Québec J1L 2P8 Canada

AUDITORS

KPMG LLP
Limited liability partnership
Chartered Accountants
Suite 1500, 600 West, de Maisonneuve Blvd
Montréal, Québec H3A 0A3 Canada

TRANSFER AGENT AND REGISTRAR

For registered shareholders:
To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada and in USA that provide electronic fund-transfer services, etc., please contact

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ANNUAL MEETING

Shareholders are invited to attend the Annual and Special Meeting being held on Thursday, June 21, 2012 at 13:00 p.m. local time at
Hilton Garden Inn Montréal Centre-ville
Charles de Bleury Room
380 Sherbrooke West
Montréal, Québec H3A 0B1

CORPORATE INFORMATION NEPTUNE

BOARD OF DIRECTORS

Dr. Ronald Denis (1, 2, 3)
Chief of Surgery
Sacré-Coeur Hospital, Montréal
Chairman of the Board
President of the Corporate Governance Committee
President of the Compensation Committee

Henri Harland (1)
President and Chief Executive Officer
Neptune Technologies & Bioressources Inc.

Michel Chartrand (1, 2, 3)
Chief Operating Officer
Neptune Technologies & Bioressources Inc.
President of the Audit Committee

Daniel Perry (1, 2, 3)
President/Manager
Société ADG 7 Tours

Jean-Claude Debard (1, 2, 3)
President
M Motors Automobiles France

Dr. Anthony Holler (1, 2, 3)
Charmain
CRH Medical Corporation

MANAGEMENT

Henri Harland
President and Chief Executive Officer

André Godin
Chief Financial Officer

Dr. Fotini Sampalis
Chief Scientific Officer

Michel Chartrand
Chief Operating Officer

(1) Members of the Corporate Governance Committee
(2) Members of the Audit Committee
(3) Members of the Compensation Committee

NEPTUNE

TECHNOLOGIES & BIORESSOURCES

www.neptunebiotech.com

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – 2012

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011 AND AS AT MARCH 1, 2010

Table of contents

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – 2012

INTRODUCTION

This management's discussion and analysis ("MD&A") comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. ("Neptune" or "the Corporation") including its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") for the three-month periods and the years ended February 29, 2012 and February 28, 2011. This MD&A should be read in conjunction with our consolidated audited financial statements for the year ended February 29, 2012 and February 28, 2011. Additional information on the Corporation, as well as registration statements and other public filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

In this MD&A, financial information for the years ended February 29, 2012 and February 28, 2011 is based on the consolidated audited financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation's Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on May 9, 2012. Disclosure contained in this document is current to that date, unless otherwise noted.

On January 1, 2011, IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada. The information presented in this MD&A, including information relating to comparative periods in 2011, is presented in accordance with IFRS. A discussion regarding the Corporation's transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 elections and exemptions, can be found in the "International Financial Reporting Standards" section of this MD&A and in note 29 of the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Certain comments and statements contained in this MD&A constitute forward-looking statements that reflect Neptune's objectives, estimates and expectations. These statements may include the use of terms such as "believe", "anticipate", "estimate", "looking ahead" and "expect", as well as the use of verbs in the conditional and future tenses. By their nature, these forward-looking statements involve certain risks and uncertainties. As a consequence, results could differ materially from the Corporation's expectations. This MD&A as well as our Annual Information Form under the heading Risk Factors – available on SEDAR at www.sedar.com – deals with risks which could cause significant differences between the results contained herein and Neptune's expectations. The forward-looking statements contained in this MD&A reflect our current assumptions and, accordingly, are subject to change. However, we disclaim all intentions and assume no obligation to update or revise the

forward-looking statements, whether based on new information, events or other factors, unless required to do so by applicable securities' laws.

BUSINESS OVERVIEW

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Corporation continues to expand its customer base worldwide and is expecting revenue growth to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

On the R&D front, the Company presented on March 24th 2011 at the 2011 Scientific Sessions of the American Heart Association its clinical results on the superior absorption of Neptune Krill Oil (NKO) as compared to competitive products. The Company sustained its research initiatives by continuously investing in product development, pre-clinical and clinical studies to validate the health benefits of its products.

On May 3rd, 2011, the Company realised gross proceeds from a non-brokered private placement of $12,420 through the offering of common shares at a price of $2.15 CAD or $2.25 USD plus 25% warrant coverage at $2.65 CAD or $2.75 USD. The private placement was done in two portions, the first portion of $10,920 on May 3rd and the second portion of $1,500 on May 13, 2011. In connection with the offering, Neptune issued to American investors a total of 2,722,222 common shares at a price of $2.25 USD per share and US warrants to purchase up to 680,556 additional shares at a price of $2.75 USD for a period of 18 months following their issuance. Neptune also issued to Canadian investors 3,062,835 common shares at a price of $2.15 CAD per share and Canadian warrants to purchase up to 765,709 additional shares at a price of $2.65 CAD for a period of 18 months following their issuance. In total Neptune issued 5,785,057 shares and 1,446,265 warrants. Immediately following the end of the first quarter, Officers and Directors exercised 550,000 options at a strike price of $2.60 representing an amount of $1,430 in aggregate cash proceeds.

Neptune also announced in May 2011 that the Company and its marine derived products successfully completed an extensive and rigorous review of key environmental claims by NSF International. Neptune has always been committed to providing the best natural marine-derived products with clinically proven health benefits while prioritizing environmental responsibility. Sustainability of krill, the primary biomass used by Neptune, is of paramount importance for the Company and its existing and potential strategic partners. The NSF certification will strengthen considerably its negotiation power and its position in the increasingly demanding krill industry. The audit was conducted to ensure clarity and conformance with the strict criteria of the International Organization for Standardization (ISO) 14021: Environmental labels and declaration as well as Federal Trade Commission (16 CFR PART 260): Guides for the Use of Environmental Marketing Claims. Based on the successful results of this audit and due diligence, Neptune has been approved by NSF to make the following five environmental claims:

- Neptune only uses krill captured by fisheries that follow the Antarctic Treaty (1961) rules and respect the annual capture quota of the Commission for the Conservation of Antarctic Marine Living Resources(CCAMLR).
- Neptune obtains krill from fisheries that use only mid-water trawl, which reduces the impact on other species as by-catch.
- Neptune krill oils are alternative sources of marine omega-3 which reduce the pressure on fish populations.
- Neptune's OceanExtract™ patented process recycles an annual 99% of the extraction solvent used during the manufacture of Neptune krill oils.
- Neptune only uses krill that is 100% traceable to the source of capture.

In the second quarter, the Company appointed Raj Nakra Associates as an agent for the Indian market. Raj Nakra Associates already represents worldwide recognized brands and will bring along great knowledge of the Indian market within the pharmaceutical industry, dietary supplement and functional food industry.

The Company also finalized agreements with two major US distributors to sell Neptune Krill Oil through their well established network of US national retailers and wholesalers. These two distributors, which have over 70 years of industry expertise, are both strong brand promoters and innovators in various categories of supplements that are substantiated with proven science. The two distributors represent together close to 30% of the US mass market nutraceutical business, accessing more than 100,000,000 Americans with nationwide market coverage in over 54,000 retailers.

On July 5, 2011, the Company appointed to its Board of Directors Dr. Anthony Holler, the former CEO of ID Biomedical a company dedicated to the commercial development of medical products and technologies for the diagnosis, treatment and prevention of human infectious diseases. Dr. Holler also sits on numerous corporate boards across the country.

During the third quarter, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune's krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

SKFC is a publicly listed corporation in China and is 43% owned by Shanghai Fisheries General Corporation (SFGC), a very large fishing conglomerate owned by the Government of China. In total, SFGC is involved with more than 30 wholly-owned or J/V companies. They are specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. They are present in more than 10 countries and employ more than 4,000 employees. SKFC has also the largest fleet of vessels of krill harvesting in the Antarctic Ocean which will secure supply to Neptune-SKFC Biotechnology as well as Neptune.

During the third quarter, the Corporation purchased subscription rights and, following regulatory approval, obtained and exercised its right to subscribe to the Acasti rights offering which closed on September 14, 2011. After exercising its rights and subscribing to approximately 2 million shares at $1.25, an investment of approximately $2,500 concurrent with third parties subscriptions of $5,500, Neptune's ownership position in Acasti became 57%.

Neptune also welcomed Michel Chartrand as Chief Operating Officer. Mr. Chartrand, a business management specialist, has held several management positions throughout his career, during which he gained extensive experience in operations management, business development and strategic alliances and integrations. Mr. Chartrand has been an important board member for Neptune since 2005, for Acasti since 2008, and for NeuroBioPharm Inc. since 2011. Following his hiring Mr. Chartrand has withdrawn from the Audit Committee of the Corporation.

During the third quarter, Biosym, a Denmark based distributor, was honored for its product Omnikrill (100% Pure NKO®) as the Product of the Year in Denmark. Biosym was complimented amongst other things for its innovative profile.

On October 5, 2011 Neptune announced that the U.S. Patent and Trademark Office ("USPTO") had granted Neptune a new patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent was granted for the U.S. market and is valid until 2025. Neptune's issued US patent (U.S. No. 8,030,348) covers, regardless of the extraction process, novel omega-3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. The 8,030,348 patent (Pat. 348) protects Neptune Krill Oil (NKO®) and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the U.S. market.

In regards to its intellectual property protection, the Corporation has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune's competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on

Neptune's research or by infringing on patents for which Neptune has exclusive rights. Neptune, duly determined to enforce its rights, is taking legal actions against those companies in order to protect its intellectual property.

On October 4, 2011, Neptune filed complaints in the U.S. District Court for the District of Delaware alleging infringement of its issued patent. The action was filed by Neptune for infringement of its issued omega-3 composition patent against Aker Biomarine ASA, Aker Biomarine Antarctic USA, Inc., and Schiff Nutritional International. Neptune has also launched separate infringement actions against Enzymotec Limited., Enzymotec USA, Inc., Mercola.com Health Resources, LLC and Azantis, Inc.

On November 16, 2011, Neptune announced that the USPTO had issued another U.S. patent No. 8,057,825 (Pat. 825) that protects and provides Neptune with the exclusive use of krill extracts in the U.S., as a method for reducing cholesterol, platelet adhesion and plaque formation.

On November 28, 2011 Neptune's common shares started trading on the TSX Exchange under the symbol "NTB" following its migration from TSX-V.

On January 12, 2012 Neptune announced the submission of several "Continuation" applications pending in the USPTO related to Pat. 348 and Pat. 825. Under United States patent law, a Continuation is a patent application which follows, and claims priority to, an earlier filed patent application. Neptune filed two Continuations claiming the benefit of the Pat. 348, which was filed in 2002 and granted in October 2011, and one Continuation claiming the benefit of the Pat. 825, which was filed in 2006 and granted in November 2011.

On February 02, 2012 Neptune announced that, pursuant to an agreement by the parties in the patent infringement litigation initiated by Neptune in the U.S. District Court in Delaware, the court has ordered a stay of the litigation until the USPTO concludes its *inter partes* re-examination of the Neptune patent at issue in the case Pat. 348.

On February 13, 2012 Neptune announced that it acquired 750,000 newly issued Class "A" common shares in the capital of Acasti Pharma Inc. The Shares were acquired at a price of $1.33 CAD per share for an aggregate consideration of $1,000 pursuant to a subscription agreement entered into with Acasti. The Subscription Agreement was entered into as part of a private placement of Shares pursuant to which Acasti raised approximately $2,000. After completion of the Private Placement, Neptune has beneficial ownership and control over 41,367,733 Shares, representing 57% of the issued and outstanding shares in the capital of Acasti.

On February 15, 2012 Neptune announced that Jamieson Laboratories was initiating commercialisation of NKO® in the Canadian Food, Drug and Mass Market retail channel coast to coast. Jamieson, Canada's largest manufacturer and distributor of dietary supplements celebrates this year its 90th anniversary, confirming market leadership earned by consistently providing innovative products of the highest quality, purity and safety. Jamieson offers more than 250 different products in over 7,000 stores nationwide.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in September 2011 at VitaFood in Paris. After the successful launch of its new product, Eco Krill Oil™ ("EKO™") in 2010, Neptune will be testing in fiscal 2013 the industry's reception of a new biomass extract generated from Neptune's research and development program targeting new cognitive health indications. The Company will also be developing pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars for both human and animal health.

Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Moreover, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are finished and the Company should announce the outcome of these two partnerships before the end of Q2 fiscal 2013 (August 2012). In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune's clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women's health.

During the entire year, Neptune continued its investor relations efforts in order to increase Neptune's visibility toward investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX. More specifically, the Company presented on March 15, 2011 at the 23rd annual Roth OC Growth Stock Conference in California. Over 400 companies selected by Roth Capital Partners were presenting at the Conference and over 1,000 buy-side investors attended the conference.

Following the end of the fiscal year, on March 9, 2012 and in the presence of the Premier of Québec, Jean Charest, Neptune announced that the company had finalized its expansion plans at its Sherbooke plant, which is expected to generate an investment of more than $20,000 and create at least 40 new jobs. Neptune expects to triple its production capacity with the expansion of the Sherbrooke plant. The first phase is expected to be completed by November 2012. The excavation began in December 2011. For its expansion project, Neptune counted on the financial support of various key players. The Provincial Government, via Investissement Québec, agreed to contribute a $3,000 grant, plus $1,100 in investment tax credits. The Federal Government, via Canada Economic Development, agreed to contribute $3,500 via an interest-free loan. Also, Desjardins Business Center agreed to contribute a $9,000 mortgage loan, and Sherbrooke Innopole a $200 grant. The balance is expected to be provided by Neptune's working capital. In addition to the 90 to 100 people employed during the construction, the entire project is expected to create more than 40 permanent jobs in Sherbrooke, in addition to the 65 existing positions. The new two-level building with an area of 40,000 square feet will almost entirely be dedicated to the production process, in addition to the existing 12,000 square feet facility, which accommodates labs, administrative offices and the current production facility. The structure of the new plant is very innovative and will allow greater flexibility for Neptune's production lines and improved efficiency and productivity for the Company.

Two weeks later, on March 27, 2012, Neptune announced that it had appointed Platinum VIII Investements & Media LLC. as investor relation firm for the United States.

On the same date, Neptune announced that the company had entered into a multi-year partnership with former National Football League Super Bowl Champion and Hall-of Fame quarterback, John Elway.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. ("Acasti")

During the year ended February 29, 2012 (the "year"), Acasti made significant progress in its research and pharmaceutical product development, advancing with its prescription drug candidate while expanding its commercialization efforts for its medical food "Onemia™". The following is a summary of the year's highlights:

On March 31 2011, Acasti shares initiated trading under the APO ticker on the TSX-Venture Exchange. Acasti complied with all conditions and regulatory requirements of the TSX-Venture Exchange after successfully completing the due diligence.

In July 2011, Acasti welcomed Dr. Harlan Waksal on board as Executive Vice-President, Business & Scientific Affairs. Dr. Harlan Waksal is involved in the execution of the United States strategic development plan, especially in the clinical development program which will lead to an Investigational New Drug (IND) application with the FDA of the United States. Dr. Harlan Waksal is also involved in other scientific operations as well as in business development.

On September 16, 2011, Acasti announced that its Rights Offering, previously announced on June 16, 2011, has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the rights offering have been issued by Acasti, for a total of 6,445,444 shares representing net proceeds of $7,850. Neptune participation in the rights offering was for $2,500.

Health Canada informed Acasti that there was no objection to the two studies proposed by Acasti based on the information and material provided to support the Clinical Trial Application (CTA). During the year, Acasti initiated the two phase II clinical studies in Canada: i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti's prescription drug candidate) for the management of moderate to high hypertriglyceridemia. The first patients were enrolled in the study in October 2011; and ii) a prospective randomized open-label clinical trial designed to assess the

safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. The first patient was enrolled in December 2011. Recruitment of these clinical trials is well underway.

In order to speed up its development, Acasti is near completion of its preclinical Good Laboratory Practices (GLP) program (IND-enabling program). Within the preclinical R&D program, Acasti reported preclinical results showing that its leading drug candidate CaPre™ performed significantly better on overall lipid management, especially reduction of triglycerides. Data also showed that CaPre® is significantly more effective than the currently marketed drug, Lovaza®, at managing impaired glucose tolerance (IGT) a serious pre-diabetic state associated with increased risk of diabetes and heart disease, commonly encountered in patients with high triglycerides and metabolic syndrome.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™. Multiple physicians were satisfactorily sampled and have initiated their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor's recommendation only) medical food. The success of Onemia™ should provide short-term revenues which will contribute to Acasti's further research and development projects while establishing a validation of Acasti's omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development.

On February 13, 2012, Acasti completed a private placement pursuant to which Dr. Harlan Waksal, Acasti's Executive Vice-President, Business & Scientific Affairs, and Neptune have subscribed to Acasti's capital stock for total net proceeds of $1,979 issuing a total of 1,500,000 shares and 750,000 warrants exercisable at $1.50 for 3 years. Neptune's participation in the private placement was for 750,000 shares of proceeds of approximately $ 1,000.

Increasing awareness of Acasti products in strategically selected medical and financial conferences is of paramount importance for Acasti's strategic planning. During the year the Corporation actively participated amongst others, in the following meetings.

- Joint Conference - Nutrition, Physical Activity and Metabolism / Cardiovascular Disease Epidemiology and Prevention 2011 Scientific Sessions of the American Heart Association
- The 2011 Anti-Aging Medicine and Biomedical Technologies meeting
- The American Academy of Private Physicians (AAPP), The Omega-3 Phospholipid Webinar entitled: "An All-Natural Broad-Spectrum Lipid Therapy; as an Added Revenue Stream" potentially benefiting concierge doctors dispensing from their offices.
- The National Lipid Association Annual Conference
- The American Heart Association Annual Symposium
- The JMP Securities Healthcare Conference, September 27, 2011, held in New York
- The 2012 OneMedForum Conference, January 9 to 12, 2012, held in San Francisco

NeuroBioPharm Inc. ("NeuroBioPharm" or "NeuroBio")

The status of the corporation's new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During fiscal year 2012, the corporation made significant progress in its scientific research and development programs. NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBio and Neptune are advancing research with newly developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future.

For NeuroBioPharm, a medical food candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. Initial medical candidate batches were standardized within allowed deviation limits. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders.

All together, MPL VI, MPLVII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years' post-launch.

Product	Channel	Indication	Stage of development	Launch Year
MPL VI	Medical food	Prevention of cognitive decline	End of clinical Phase IV	2013/2014
MPL VII	OTC	Memory, concentration and learning disorders	Preclinical	2013/2014
MPL VIII	Medical food	ADHD	Preclinical	2013/2014
MPL IX	Prescription Drug	Alzheimer's disease	Product development	n/a

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to medical food, NeuroBioPharm has completed a clinical study evaluating the efficacy of NKO® softgels in patients diagnosed with early stage Alzheimer's disease when compared to fish oil and a placebo. Following the receipt of the study results and clinical report, NeuroBioPharm should, if agreed between the parties publish these results and try to negotiate the terms of a License Agreement with the other party.

NeuroBioPharm's available funds are provided by Neptune, on an ongoing basis. NeuroBioPharm's available funds will be used to execute the corporation's business plan for the next twelve (12) months. The principal use of available funds over the upcoming year is estimated as follows: $400 for prescription drug development program and $350 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150. NeuroBioPharm does not intend to raise additional proceeds to fund any anticipated negative operating cash flow and does not expect any material capital expenditures for the next twelve months, except as disclosed above.

On November 16, 2011, NeuroBioPharm withdrew its non-offering prospectus from the authorities in order to allow Neptune to migrate to the TSX. Management is presently considering re-submitting another non-offering prospectus to the authorities.

Selected consolidated financial information

The following tables set out selected financial information for the three-month and year ended February 29, 2012, February 28, 2011 and February 28, 2010. This annual information has been derived from the consolidated audited financial statements for the year ended February 29, 2012 and February 28, 2011 and the notes thereto, prepared in accordance with IFRS, and for the year ended February 28, 2010, in accordance with Canadian GAAP. The information for the three-month periods ended February 29, 2012 and February 28, 2011 has been derived from the unaudited financial statements for these periods.

(In thousands of dollars, except per share data)

	Three-month period ended **February 29, 2012**	Three-month period ended **February 28, 2011**	Year ended **February 29, 2012**	Year ended **February 28, 2011**	Year ended **February 28, 2010**[3]
	$	$	$	$	$
Revenue from sales	5,368	4,078	19,124	16,583	12,664
Adjusted EBITDA[1]	(775)	(1,304)	(2,593)	258	(1,190)
Net loss	(134)	(2,212)	(4,593)	(1,693)	(1,535)
Net profit (loss) attributable to the owner of the Corporation	491	(1,740)	(1,928)	(410)	n/a
Net earnings (loss) per share:					
Basic	(0.01)	(0.04)	(0.04)	(0.01)	(0.04)
Diluted	(0.01)	(0.04)	(0.04)	(0.01)	(0.04)
Total assets	44,736	22,803	44,736	22,803	17,566
Working capital[2]	24,309	9,562	24,309	9,562	4,497
Total equity	32,624	13,266	32,624	13,266	7,996
Long term debt (incl. current portion)	5,754	5,415	5,754	5,415	6,275
Key ratios (% of revenue):					
Gross profit	54%	46%	53%	56%	
Selling expenses	9%	9%	11%	9%	
General and administrative expenses	61%	55%	51%	40%	
Research and development expenses	(1%)	25%	20%	17%	
Adjusted EBITDA	(14%)	(32%)	(14%)	2%	

1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 Prepared in accordance with Canadian GAAP.

RECONCILIATION OF NET PROFIT (LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information

	Three-month period ended	Three-month period ended	Year ended	Year ended
	February 29, 2012	**February 28,** 2011	**February 29,** 2012	**February 28,** 2011
	$	$	$	$
Net loss	(134)	(2,212)	(4,593)	(1,693)
Add (deduct):				
Depreciation and amortization	193	219	764	812
Finance costs	142	294	380	616
Stock-based compensation	1,083	185	3,449	737
Foreign exchange (gain) loss	221	168	(278)	196
Change in fair value of derivatives	(80)	136	(115)	(353)
Impairment and loss from sale of property, plant and equipment	-	-	-	217
Gain on expiry of warrants	-	(94)	-	(274)
Income taxes - deferred taxes	(1,000)	-	(1,000)	-
Recognition of investments TC from prior years	(1,200)	-	(1,200)	-
Adjusted EBITDA	(775)	(1,304)	(2,593)	258

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The nutraceutical segment is profitable. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ended February 29, 2012

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue and other income	19,124	4,283	4,353	5,120	5,368
Adjusted EBITDA[1]	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,258)	(1,768)	(1,433)	(134)
Net loss attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

Note: Prepared under IFRS

Fiscal year ended February 28, 2011

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue	16,583	4,145	4,088	4,272	4,078
Adjusted EBITDA[1]	258	664	836	62	(1,304)
Net profit (loss)	(1,693)	494	523	(498)	(2,212)
Net loss attributable to the owners of the Corporation	(410)	734	814	(218)	(1,740)
Basic earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Diluted earnings (loss) per share	(0.01)	0.02	0.02	(0.01)	(0.04)

Note: Prepared under IFRS

Fiscal year ended February 28, 2010

	Total $	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $
Revenue and other income	12,664	2,878	1,371	3,758	4,657
Adjusted EBITDA[1]	(1,190)	(284)	(1,634)	440	288
Net profit (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05	(0.00)
Diluted earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05	(0.00)

Note: Prepared under Canadian GAAP

Note: The financial information prepared for all periods in 2010 were prepared in accordance with Canadian GAAP.

1 The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first involves the production and commercialization of nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the year ended February 29, 2012, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti's non-pharmaceutical products. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, Onemia™, at the partnership negotiation stage for the OTC product, Vectos™, and at the Phase II clinical trial for prescription drug program, CaPre™. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate the same gross margins in the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(Expressed in thousands)
The following tables show selected financial information by segments (net of intersegments eliminations):

Three-month period ended February 29, 2012

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	5,357	11	-	5,368
Adjusted EBITDA	185	(782)	(178)	(775)
Net profit (loss)	1,379	(1,308)	(205)	(134)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309
Adjusted EBITDA calculation				
Net profit (loss)	1,379	(1,308)	(205)	(134)
add (deduct)				
Depreciation and amortization	190	3	-	193
Finance costs	139	3	-	142
Stock-based compensation	537	519	27	1,083
Foreign exchange loss	220	1	-	221
Change in fair value of derivatives	(80)	-	-	(80)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment TC from prior years	(1,200)	-	-	(1,200)
Adjusted EBITDA	185	(782)	(178)	(775)

Three-month period ended February 28, 2011

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	4,078	-	-	4,078
Adjusted EBITDA	(188)	(892)	(224)	(1 304)
Net profit (loss)	(985)	(987)	(240)	(2,212)
Total assets	19,699	2,994	110	22,803
Working capital	6,745	2,768	49	9,562
Adjusted EBITDA calculation				
Net profit loss	(985)	(987)	(240)	(2,212)
add (deduct)				
Depreciation and amortization	214	5	-	219
Finance costs	293	1	-	294
Stock-based compensation	119	50	16	185
Foreign exchange (gain) loss	171	(3)	-	168
Change in fair value of derivatives	-	136	-	136
Gain on expiry of warrants	-	(94)	-	(94)
Adjusted EBITDA	(188)	(892)	(224)	(1,304)

Year ended February 29, 2012

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	19,113	11	-	19,124
Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
Total assets	34,736	8,834	1,166	44,736
Working capital	15,460	7,811	1,038	24,309

Adjusted EBITDA calculation				
Net profit (loss)	2,384	(5,702)	(1,275)	(4,593)
add (deduct)				
Depreciation and amortization	753	11	-	764
Finance costs	371	9	-	380
Stock-based compensation	1,797	1,321	331	3,449
Foreign exchange (gain) loss	(300)	22	-	(278)
Change in fair value of derivatives	(115)	-	-	(115)
Income taxes - deferred taxes	(1,000)	-	-	(1,000)
Recognition of investment TC from prior years	(1,200)	-	-	(1,200)
Adjusted EBITDA	2,690	(4,339)	(944)	(2,593)

Year ended February 28, 2011

	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales	16,583	-	-	16,583
Adjusted EBITDA	2,818	(2,183)	(377)	258
Net profit (loss)	1,010	(2,276)	(427)	(1,693)
Total assets	19,699	2,994	110	22,803
Working capital	6,745	2,768	49	9,562

Adjusted EBITDA calculation				
Net profit (loss)	1,010	(2,276)	(427)	(1,693)
add (deduct)				
Depreciation and amortization	799	13	-	812
Finance costs	440	176	-	616
Stock-based compensation	507	180	50	737
Foreign exchange (gain) loss	198	(2)	-	196
Change in fair value of derivatives	(353)	-	-	(353)
Gain on expiry of warrants	-	(274)	-	(274)
Impairment and loss from sale of property and equipment	217	-	-	217
Adjusted EBITDA	2,818	(2,183)	(377)	258

Operating results

Revenue

Revenue for the fourth quarter continued to increase to a record amount of $5,368 for the three-month period ended February 29, 2012, representing an increase of 32% compared to $4,078 for the three-month period ended February 28, 2011. For the year ended February 29, 2012, revenues were $19,124, up 15% from $16,583 for the year ended February 28, 2011. These increases in the Corporation's revenue are mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKO™, especially from new distribution in the United States following the grants of its new patents. The Corporation has managed to considerably increase its market share while keeping its gross margin above 50% for the entire year.

Virtually all of the Corporation's sales are derived from the nutraceutical segments.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and years ended February 29, 2012 and February 28, 2011:

	Three Months Ended February 29, **2012**	Three Months Ended February 28, 2011	Year Ended February 29, **2012**	Year Ended February 28, 2011
Gross profit	**2,886**	1,876	**10,060**	9,218
Gross profit as % of revenue	**54%**	46%	**53%**	56%

Gross profit for the quarter ended February 29, 2012 amounted to $2,886 or 54% an increase of 8% compared to 46% or $1,876 for the same period in 2011. For the year ended February 29, 2012 gross profit was 53% compared to 56% for last year's corresponding period. The increase in the fourth quarter was primarily due to the slight increase in pricing as well as better control over the production costs and increases in productivity.

Selling expenses

Selling expenses for the three-month and years ended February 29, 2012 and February 28, 2011 were as follows:

	Three Months Ended February 29, **2012**	Three Months Ended February 28, 2011	Year Ended February 29, **2012**	Year Ended February 28, 2011
Selling expenses	**505**	381	**2,090**	1,410
Selling expenses as % of revenue	**9%**	9%	**11%**	**9%**

Selling expenses amounted to $505 or 9% of revenue in the fourth quarter ended February 29, 2012 compared to $381 or 9% of revenue for the corresponding period in 2011. For the year ended February 29, 2012, selling expenses amounted to $2,090 or 11% of revenue compared to $1,410 or 9% of revenue for last year's corresponding period. The increase in the year end percentage was largely due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world. The Corporation managed to maintain selling expenses as the same percentage of revenue in the fourth quarter due to the corresponding increase in revenue.

General and Administrative Expenses

G&A expenses for the three-month and years ended February 29, 2012 and February 28, 2011 were as follows:

	Three Months Ended February 29, **2012**	Three Months Ended February 28, 2011	Year Ended February 29, **2012**	Year Ended February 28, 2011
General and administrative expenses	**3,293**	2,230	**9,804**	6,682
General and administrative expenses as % of revenue	**61%**	55%	**51%**	40%

G&A expenses amounted to $3,293 in the fourth quarter ended February 29, 2012, an increase of $1,063 compared to the corresponding period in 2011. G&A expenses amounted to $9,804 for the year ended February 29, 2012, an increase of $3,122 over last year's corresponding period. The increase over 2011 is mainly explained by increased stock based compensation expense of $836 and $2,123 for the three month and year ended February 29, 2012 respectively because of additional grants during the year. The increase is also due to increased legal fees for Intellectual Property defense costs incurred during the three and twelve month periods ended February 29, 2012. Acasti has also hired several new employees to support its development plan.

Research and Development Expenses

R&D expenses, net of tax credits, for the three-month and year ended February 29, 2012 and 2011 were as follows:

	Three Months Ended February 29, **2012**	Three Months Ended February 28, 2011	Year Ended February 29, **2012**	Year Ended February 28, 2011
Research and development expenses net of tax credits	**(30)**	1,023	**3,909**	2,759
Research and development expenses, net of tax credits as % of revenue	**(1%)**	25%	**20%**	17%

R&D expenses amounted to ($30) in the fourth quarter ended February 29, 2012, a decrease of $1,053 compared to the same period in 2011. R&D expenses amounted to $3,909 for the year ended February 29, 2012, an increase of $1,150 over last year's corresponding period. The decrease of $1,053 in the fourth quarter is mainly due to the recognition of investment tax credits from prior years in the amount of $1,200 in the nutraceutical segment because the Company determined that there was reasonable assurance that they would be realized, given the recent history of profitability in this segment. The increase in the year ended February 29, 2012 regardless of the fourth quarter adjustment is mainly attributable to investments by Neptune, Acasti and NeuroBio, including the improvement of the extraction process and experimentation with new biomass. Acasti has also instigated its phase II study as well as an open label study. The increase over 2011 is also explained by increased stock based compensation expense of $71 and $473 for the three month and year ended February 29, 2012, respectively.

Finance costs

Finance costs for the three-month and year ended February 29, 2012 and 2011 were as follows:

	Three Months Ended February 29, **2012**	Three Months Ended February 28, 2011	Year Ended February 29, **2012**	Year Ended February 28, 2011
Finance costs	**142**	294	**380**	**616**
Finance costs as % of revenue	3%	7%	2%	4%

Finance costs amounted to $142 in the fourth quarter ended February 29, 2012, a decrease of $152 compared to the same period in 2011. Finance costs amounted to $380 in the year ended February 29, 2012 compared to $616 for the same period in 2011. This decrease is mainly attributable to the impact of the adoption of IFRS, resulting in certain financial instruments being reclassified as liabilities and re-evaluated at the end of each quarter, with changes recorded in earnings. In 2011, finance costs also included a charge of $176 for the change in fair value of derivative financial instruments. In 2012, the change in fair value of derivatives financial instruments resulted in a gain, which is excluded from costs.

Foreign exchange gain (loss)
Foreign exchange gain (loss) for the three-month and year ended February 29, 2012 and 2011 were as follows:

	Three Months Ended February 29, **2012**	Three Months Ended February 28, 2011	Year Ended February 29, **2012**	Year Ended February 28, 2011
Foreign exchange gain (loss)	**(222)**	(168)	**278**	(196)
Foreign exchange gain (loss) as % of revenue	**4%**	(4%)	**1%**	(1%)

Foreign exchange loss amounted to $222 in the fourth quarter ended February 29, 2012, an increase of $54 compared to the same period in 2011. Foreign exchange gain amounted to $278 for the year ended February 29, 2012 compared to ($196) for the same period in 2011. These increases and decreases are mainly attributable to the fluctuations of the US currency against the Canadian currency.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
Adjusted EBITDA improved by $529 for the three-month period ended February 29, 2012 to ($775) compared to ($1,304) for the three-month period ended February 28, 2011. Adjusted EBITDA decreased by $2,851 for the year ended February 29, 2012 to ($2,593) compared to $258 for the same period in 2011. The improvement for the three-month period ended February 29, 2012 is mainly attributable to the increased revenues and gross margin. The decrease for the year ended February 29, 2012 is mainly attributable to an increase in R&D expenses in the subsidiaries to support their programs by approximately $450 and $3,485 for the three-month and year ended February 29, 2012 respectively. The decreases are also due to higher selling expenses due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world. The Corporation also spent more in investor relations and professional fees.

Net profit (Loss)
The Corporation realized a consolidated net loss for the three-month period ended February 29, 2012 of ($134) compared to ($2,212) for the three-month period ended February 28, 2011. The Corporation realized a consolidated net loss for the year ended February 29, 2012 of ($4,593) or ($0.04) per share compared to a net loss of ($1,693) or ($0.01) per share for the year ended February 28, 2011. The improvement in the net loss for the three-month period ended February 29, 2012 is mainly attributable to the recognition of a deferred tax asset and the recognition of investments tax credits from prior years of $1,000 and $1,200 respectively in the nutraceutical segment because the criteria for recognition of these assets was met. The increase in the net loss for the year ended February 29, 2012, net of the tax assets recognized, is attributable to the increase in both selling and G&A expenses due to more hiring, more trade shows and higher stock-based compensation expense of $680 and $3,123 respectively.

Liquidity and Capital Resources

Operating Activities
During the year ended February 29, 2012, the operating activities generated a decrease in liquidities of $7 246, compared to a decrease of $4,201 for the corresponding period ended February 28, 2011. The difference in the change in liquidities derived from the operating activities is mainly attributable to the lower earnings for the year ended February 29, 2012 over the corresponding period of 2011, partially offset by higher non-cash charges, including the stock-based compensation expense, deferred tax and investment tax credit recognized from prior years. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, especially by an increase in trade and other receivables of $2,894 and inventories by $2,288 resulting from the growth in the Corporation's business.

Investing Activities
During the year ended February 29, 2012, the investing activities generated a decrease in liquidities of $10,100. This decrease is mainly due to the net purchase of short-term investments for $9,089 and the acquisition of property, plant and equipment for $907. In 2011, investing activities generated a decrease in liquidities of $3,294, primarily from the net purchase of short-term investments of $2,512 and additions to property, plant and equipment of $995.

Financing Activities

During the year ended February 29, 2012, the financing activities generated an increase in liquidities of $21,221. This increase is mainly due to net proceeds from the private placement financing for an amount of $11,477 as well as proceeds from the exercise of subsidiary rights and private placement for an amount of $6,405, increase in loans and borrowings of $1,290 and from proceeds from the exercise of options for an amount of $2,816. This increase was reduced by repayment of loans and borrowings for $958. In 2011, financing activities generated an increase in liquidities of $6,428, primarily from funds raised from private placement ($2,482), exercise of warrants and options ($3,483) and the exercise of subsidiary options ($1,242) offset by repayment of loans and borrowings of $1,042.

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $3,805 for the year ended February 29, 2012.

At February 29, 2012, the Corporation's liquidity position, consisting of cash and short-term investments, was $16,477.

Also, at February 29, 2012, the Corporation had an authorized operating line of credit $2,000, of which $80 was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation's operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Corporation's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation's operations in the future.

Off Balance Sheet Arrangements and Contractual obligations

The Corporation's contractual obligations as at February 29, 2012 are presented in the following table:

	February 29, 2012				
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 4971	$ 4971	$ 4971	$ –	$ –
Loans and borrowings	5 754	5 754	2909	2845	–
Research and development contracts	2653	–	1593	1060	–
Lease contracts	3472	–	287	1414	1771
	$ 16 850	$ 10 725	$ 9 760	$ 5 319	$ 1771

Derivatives over the Corporation's own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $544 of advance payments at February 29, 2012 may be refundable in the next year if the Corporation fails to meet certain development milestones.

The Corporation has no off-balance sheet arrangements as at February 29, 2012, except for the following commitments:

The Corporation rents its premises pursuant to an operating lease expiring December 31, 2013. In April 2012, the Corporation signed a sublet agreement for these premises and entered into a new operating lease agreement commencing October 1, 2012 for a period of ten years.

Minimum lease payments for the next five years are $275 in 2013 and $352 in 2014 and thereafter.

In September 2011, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune's krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the official start of its Phase I plant expansion. Financing agreements in the amount of $15,500 were entered into shortly after the end of the third quarter. The financing is in the form of a standard loan in the amount of $9,000 bearing interest at prime rate plus 2% with a five year term, an interest-free loan in the amount of $3,500 with a ten year term, and a $3,000 government grant. As at February 2012, the Corporation signed agreements amounting to approximately $860 with various suppliers with respect to the plant expansion.

Subsequent event

Since February 29, 2012, the Corporation and its subsidiaries have granted options and warrants. The Corporation has granted 2,580,000 options to purchase Corporation Class A shares, exercisable at USD$3.05, USD$3.15 and $3.15 expiring three years after their grant date. Acasti has granted 2,155,000 options to purchase Acasti Class A shares, exercisable at $2.10 expiring five years after their grant date. NeuroBioPharm has granted 730,000 warrants to purchase NeuroBioPharm Class A shares, exercisable at $0.75 expiring four years after their grant.

FINANCIAL POSITION

The following table details the important changes to the balance sheet (other than equity) at February 29, 2012 compared to February 28, 2011:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	3,805	See cash flows statement
Short-term investments	9,198	Purchase of short-term investments
Trade and other receivables	2,994	Extended terms for products launches
Inventories	2,288	Purchase of raw material for increased demand
Property, plant and equipment	1,468	Plant expansion project
Trade and other payables	1,713	Extended terms from raw material suppliers

See the statement of changes in equity for details of changes to the equity accounts from February 2011.

FINANCIAL INSTRUMENTS

Refer to note 21 to the consolidated financial statements.

PRIMARY ANNUAL FINANCIAL RATIOS

	February 29, 2012	February 28, 2011	March 1, 2010
Working Capital Ratio (current assets/current liabilities)[1]	3.62	2.67	1.75
Solvency Ratio (Loans and borrowings / Total equity)'[2]	0.18	0.41	1.02

' including convertible debentures, debenture conversion options and derivative financial liabilities for 2010.

1 The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

2 The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

The Corporation's Working Capital Ratio improved during the year ended February 29, 2012 compared to the periods ended February 28, 2011 and March 1, 2010 mainly due to the proceeds from the private placement concluded in May 2011 and the exercise of subsidiary rights in September 2011. The Corporation's solvency ratio improved during the year ended February 29, 2012 compared to the period ended February 28, 2011 and to March 1, 2010 mainly due to the decrease and increase of the Corporation's loans and borrowings and total equity, respectively.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 29, 2012, total royalties included in operating expenses amounted to $193 (2011 - $164). As at February 29, 2012, the balance due to this corporation under this agreement amounts to $190 (February 28, 2011 - $178; March 1, 2010 - $175). This amount is presented in the consolidated statement of financial position under "Accounts payable and accrued liabilities".

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

Refer to note 27 of the consolidated financial statements for key management personnel compensation.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Corporation's February 29, 2012 consolidated financial statements are the Corporation's first consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The comparative periods included in these consolidated financial statements have been restated to IFRS and the Corporation has applied IFRS 1, *First-time Adoption of International Financial Reporting Standards*. The Corporation's previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i) Borrowing costs

The Corporation has elected to apply the transitional provisions of IAS 23, *Borrowing Costs* to qualifying assets being acquired since the date of transition to IFRS.

(ii) Share-based payment

The Corporation did not apply IFRS 2, Share-based Payment ("IFRS 2") to stock options that had vested as at March 1, 2010.

(iii) Designation of financial assets and financial liabilities

The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

(iv) Non-controlling interests

The Corporation will apply prospectively from the date of transition to IFRSs:

- the requirement that total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance; and
- the requirements for accounting as equity transaction for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity as at March 1, 2010 and February 28, 2011 and net earnings and comprehensive income for the year ended February 28, 2011 reported under Canadian GAAP to those reported under IFRS:

Reconciliation of equity:

	March 1, 2010	February 28, 2011
Equity under Canadian GAAP	$ 7,996	$ 14,204
Adjustments:		
Property, plant and equipment	(1,071)	(938)
Convertible debenture	(22)	–
Debenture conversion options	(489)	–
Derivative financial liabilities	(234)	–
Equity under IFRS	$ 6,180	$ 13,266

Reconciliation of net earnings and comprehensive income:

	Year ended February 28, 2011
Net earnings and comprehensive income under Canadian GAAP	$ 516
Adjustments:	
Property, plant and equipment	133
Share-based payments	(18)
Net finance costs	441
Gain on dilution	(2,765)
Net earnings and comprehensive income under IFRS	$ (1,693)

Property, plant and equipment - component accounting:

Under Canadian GAAP, the Corporation did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Corporation applied component accounting to its buildings.

Share based payment - equity instruments:

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the last vesting tranche of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders' approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock-based compensation expense in the amount of $18 for the year ended February 28, 2011. The accumulated balance of stock-based compensation related to the subsidiary options in the amount of $98 for the year ended February 28, 2011 were reclassified to subsidiary options.

Share issue costs:

Under previous Canadian GAAP, share issue costs were netted against deficit. Under IFRS, these costs are netted against share capital. As at February 28, 2011, an amount of $183 was reclassified from deficit to share capital.

Debenture Call-Options:

Under previous Canadian GAAP, the Debenture Call-Options over Acasti shares issued by Neptune were determined to be an equity instrument. Under IFRS, the Corporation concluded that the Debenture Call-Options are classified as liabilities until November 15, 2009, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Corporation determined that the instruments outstanding as at November 15, 2009 had a fair value of $244. In reconciling to IFRS, the increase in fair value from the issue date nil carrying amount was recognized as a pre-transition loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009 and therefore at the date of transition.

Warrants:

The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder's equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in "Derivative financial liabilities". Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $234 to retained earnings at that date.

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of earnings and comprehensive income. Consequently, a fair value increase of $176 was recognized as an adjustment for the year ended February 28, 2011 in "Finance costs". During the period, 36% of the warrants were exercised. As a result, an additional amount of $136, corresponding to the fair value of the warrants at the time of their exercise, was recorded in share capital. On November 17, 2010, the remainder of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $273 recorded in "Finance income".

Convertible debentures:

In 2008, the Corporation issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, these convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity's own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $22 higher than under previous GAAP and the carrying amount of Debenture Warrants to be $58 higher. Those differences were charged to retained earnings at that date.

The Corporation valued the embedded equity conversion derivative at the date of transition and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in "Debenture conversion options".

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80 was reclassified to this account, along with an increment of $409 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance income in the amount of $353 in statement of earnings and comprehensive income, along with the increase in accretion expense in the amount of $10 for the year ended February 28, 2011.

Non-controlling interest:

At the date of transition, Neptune applied IAS 27 - Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Corporation's accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

As previously noted, the Corporation uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765 for the year ended February 28, 2011 was reversed, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders' equity reconciliation as it is already included therein.

In accordance with new guidance, the Corporation allocated losses of its majority-owned subsidiary Acasti to controlling and non-controlling interests based on their proportionate shareholdings in Acasti's Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

	Year ended February 28, 2011
Non-controlling interest, beginning of period	$ –
Exercise of Debenture Call-Options	72
Exercise of Conversion Call-Options	125
Exercise of subsidiary warrants by Neptune	1,303
Exercise of subsidiary warrants by third parties	703
Net loss and comprehensive loss attributable to the non-controlling interest	(1,282)
	$ 921

Presentation of statement of operations:

As the Corporation has elected to present expenses recognized in comprehensive loss using a classification based on their function within the Corporation, certain expenses such as amortization expense and stock-based compensation expense were reallocated to cost of sales, selling, general and administrative and research and development expenses.

FUTURE ACCOUNTING CHANGES

Refer to note 3 of the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the year ended February 29, 2012 and February 28, 2011, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following are the Corporation's most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the year ended February 29, 2012 and February 28, 2011.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated financial statements, the nature of significant judgments made by management applying the Corporation's accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual consolidated financial statement under IFRS.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

- Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Utilization of tax losses;
- Measurement of derivative financial liabilities and stock-based compensation; and
- Collectability of trade receivable.

Refer to notes 2(d) and 3 of the consolidated financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Disclosure Controls, Procedures and Internal Control over Financial Reporting

The Corporation's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that information relating to the Company, including its consolidated subsidiaries, required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company's Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

Also, the Corporation's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – *Certification of Disclosure in Issuer's Annual and Interim Filings*, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation's Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation's internal control over financial reporting based on the criteria established in – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended February 29, 2012, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended February 29, 2012 that affected materially or is reasonably likely to affect materially the Corporation's internal controls over financial reporting and disclosure controls and procedures.

RISKS AND UNCERTAINTIES

This section describes the principal risks that could have a material adverse effect on our business, financial condition or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. The actual effect of any event could be materially different from what we currently anticipate.

The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

New Products and Technological Change

The markets for our products are competitive, therefore, our success continues to depend upon market acceptance of our products, our ability to enhance those products and our ability to introduce new products and features to meet changing customer requirements. Our business, financial condition and results of operations could be adversely affected if we incur delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

Growth Management

The growth of our operations places a strain on managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:

- hire and train sales and marketing staff to create an expanding presence in the evolving marketplace for our products, and to keep staff informed regarding the technical features, issues and key selling points of our products;
- attract and retain qualified technical personnel in order to continue to develop reliable and saleable products and services that respond to evolving customer needs;
- increase our production capacity to meet unexpected surges in demand for certain products manufactured in our facilities;
- develop customer support capacity as sales increase, so that we can provide customer support without diverting resources from product development efforts; and
- expand our internal management, financial and IT controls significantly, so that we can maintain control over our operations and provide support to other functional areas within the Corporation as the number of personnel and size of the Corporation increases.

Any failure to manage our growth or maintain profitability could have a material adverse effect on our business, financial condition and results of operations.

Penetration of Markets and Continued Growth

Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our business, financial condition and results of operations.

Intellectual Property

We must protect our proprietary technology and operate without infringing upon the intellectual property rights of others. We protect our intellectual property through a combination of patents, copyrights, trade secrets, trademarks, know-how and other proprietary information. This may not adequately protect our proprietary technology and intellectual property nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or other intellectual property, or disclose such intellectual property or trade secrets. Unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary. Policing unauthorized use of our proprietary technology, if required, may be difficult, time-consuming and costly. Furthermore, there can be no assurance that our means of protecting our proprietary rights will be adequate. The cost of policing and defending infringement of our intellectual property and the failure to protect our proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

Third Parties' Allegations of Infringement

We cannot determine with certainty whether any existing third party patents or the issuance of any third party patent would require us to alter our technology, obtain licenses or cease certain activities. There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. If we are found to have infringed any patents, trademarks or other intellectual property, a jury or a judge could award significant damages and proscribe us from

distributing our products that infringe the patents, trademarks or other intellectual property in jurisdictions in which such rights are effective. This could result in a material adverse effect on our business, results of operations and financial condition. It is likely that in the course of our business, we will receive communications of alleged infringement in the future. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation. Regardless of their merit, any such disputes could be time consuming and expensive to defend while diverting management's attention and focus away from our business. Such disputes could also result in product shipment delays or stoppages and subject us to significant liabilities. In the case of disputes relating to intellectual property rights, we may be required to enter into costly royalty or licensing agreements or to modify or stop using the infringing technology. Consequently, such disputes could have a material adverse effect on our business, financial conditions and results of operations.

Unpredictable Quarterly Revenues and Operating Results

Our revenues are difficult to forecast and are likely to fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. These factors include:

- competitive conditions in our industry, including new products, product announcements and incentive pricing offered by our competitors;
- our ability to hire, train and retain sufficient sales and professional services staff;
- our ability to maintain existing relationships with customers and end users and to create new relationships with potential customers and end users;
- varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
- our ability to complete our service obligations related to product sales in a timely manner;
- changes in our pricing policies and the pricing policies of our competitors;
- timing of product development and new product initiatives.

In light of the foregoing, quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or our failure to achieve expected quarterly earnings per share could cause the market price of our common shares to decline or have a material adverse effect on our business, financial condition and results of operations.

Additional funding Requirements and Access to Capital

The Corporation may require substantial additional funds to increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. Neptune may seek additional funding for these purposes through public or private equity or debt financing, collaborative arrangements with other pharmaceutical companies and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms to permit successful commercialization of the Corporation's products. Should the Corporation fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research programs or seek financial support from one of its corporate partners or from third-parties who may require that the Corporation waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Corporation.

Potential Changes to Gross Margin Percentages

If actual production costs are higher than anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower product prices, which may further decrease our margins if we are unable to offset that effect by cost-reduction measures. If gross margins are reduced with respect to an important product line or if sales of lower-margin products exceed sales of higher-margin products, our profitability may decrease and our business could suffer.

Reliance on Key Employees

Our prospective success will depend on the performance and continued service of our talented and dedicated workforce. Competition for high-level scientific, engineering, marketing, sales, and executive personnel is intense, particularly in our sector. In particular, because our R&D activities are primarily conducted in Québec, we are substantially dependent on that labour market to attract qualified scientists. There can be no assurance that we will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect our business.

Reliance on Manufacturing and Assembly Facilities

Our revenues are dependent on the continued operations of our manufacturing facility. The operation of our manufacturing facility in Sherbrooke involves some risks, including the failure or substandard performance of equipment, natural disasters, delays in obtaining raw production materials and components, plant shutdowns and labour disruptions. We do not generally carry a large inventory of finished products, and therefore any significant interruption in production could have a material adverse effect on our business, financial condition and results of operations.

Product Defects

If any of our products prove defective, we may be required to recall such products. A recall may cause us to incur significant expenses, disrupt sales and adversely affect our reputation and products, any one or a combination of which could have a material adverse effect on our business, financial condition and results of operations.

Third Party Suppliers

We rely on third-party limited groups of suppliers to provide us with raw materials necessary for the manufacture of our products. As a result of worldwide demand for and shortage of raw material, some suppliers have from time to time limited the quantity we may purchase. If we are unable to obtain sufficient raw material, our production and shipment of products will be delayed, we may lose customers and our profitability will be affected. Reliance on suppliers also reduces our control over production costs, delivery schedules, reliability and quality of raw materials. Any inability to obtain timely deliveries of quality raw materials, or any other circumstances that would require us to seek alternative suppliers, could adversely affect our ability to deliver products to our customers. In addition, we regularly outsource limited aspects of the manufacturing like softgels encapsulation to contract manufacturers which might create delays in their deliveries, could have a material adverse effect on our business, financial condition and results of operations.

Environmental Regulations

Our operations are subject to environmental regulations in each of the jurisdictions in which we conduct our business. Some of our ingredients contain substances that are regulated in various jurisdictions, which also add complexity in our product procurement operations as we need to comply with all health regulation bodies around the world. Ensuring compliance with these regulations and coordinating compliance activities with suppliers may results in additional costs to the Company and may result in disruption to operations. If we fail to timely comply with such regulations, we could face sanctions for such non-compliance, and our customers further may refuse to purchase our products, which would have a materially adverse effect on our business, financial condition and results of operations.

Foreign Exchange

A substantial portion of our revenues is earned in US dollars and our revenues are exposed to US dollar and Euro currency fluctuations. From time to time, we use hedging contracts to minimize the downside risk from any fluctuations in our cash flows due to exchange rate changes. However, we do not hedge entirely the exposure related to any one foreign currency and we do not hedge our exposure at all with respect to certain foreign currencies. We generate approximately 65% of our worldwide revenue in US dollars and report our consolidated financial statements in Canadian dollars. If the US dollar weakens vis-à-vis the Canadian dollar, this will adversely impact our revenue and net earnings.

International Operations

We derive a significant portion of our revenues from international sales. We also plan to continue to expand our international sales and marketing efforts. There are a number of risks inherent in our international business activities, including unexpected changes foreign government policies concerning the import and export of goods and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, higher credit risks, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect our international sales and regional and international political, social and economic uncertainties can negatively impact our revenues and ability to collect our accounts receivable. There can be no assurance that such factors will not materially adversely affect the revenues from our future international sales and, consequently, our results of operations. In addition, revenues that we earn abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect our earnings. Each of these factors could have an adverse effect on our business, financial condition and results of operations.

Tax Matters Including R&D Tax Credits

Although we are of the view that all expenses and tax credits claimed by us, including R&D expenses and related tax credits, are reasonable and deductible and have been correctly determined, there can be no assurance that the Canadian taxation authorities will agree. If the Canadian taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our operating results could be adversely affected. If the Canadian taxation authorities reduce the tax credit either by reducing the rate of the grant or the eligibility of some R&D expenses in the future, our operating results will be adversely affected. The majority of our R&D activities are conducted at our plant in Sherbrooke, Québec. We participate in government programs with both the federal government and the Government of Québec that provide R&D tax credits based upon qualifying R&D expenditures. These expenditures primarily consist of the salaries of the persons conducting R&D activities. If these R&D tax credits are reduced or eliminated, this may adversely affect our business, financial condition and results of operations.

Credit Risk

In order to sustain our cash flows and net earnings, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our customers' creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to correctly invoice customers for our products in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may impair our customers' ability to pay for products already delivered, and ultimately cause them to default on existing agreements, in each case, causing a shortfall in revenue and impairing our future prospects.

Risks Relating to the Industry

Competitive Environment

Our competitors may announce new products that better meet the needs of customers or changing industry standards. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors and potential competitors have significantly greater financial, technical, marketing, sales, service and other resources than we have. Some of these companies also have a larger installed base of customers. There can be no assurance that we will succeed in providing competitively priced products at a quality and service level that will enable us to maintain and grow our market share.

Global Economic Uncertainties

We sell our products in approximately 30 countries worldwide. The large majority of our revenues are generated outside of Canada. We can neither predict the impact that current global economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. Economic slowdown in any of the regions in which we operate could result in higher inventory levels, reduced capital spending as well as increased competition and price declines in many sectors of the relevant economy. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks related to the subsidiaries

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals. The subsidiaries are considered development stage enterprises. Almost all research and development, administration and capital expenditures incurred by the subsidiaries since the start of operations are associated with the R&D projects.

The subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Corporation in its license agreement, and the establishment of strategic alliances. The subsidiaries will have to finance their research and development activities and their clinical studies. To achieve the objectives of their business plan, the subsidiaries plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

The subsidiaries have incurred operating losses and negative cash flows from operations since inception. As at February 29, 2012, the subsidiaries current liabilities and expected level of expenses in the research and development phase of their drug candidates significantly exceed current assets. The subsidiaries liabilities at February 29, 2012 include large amounts due to the Corporation. The subsidiaries plans to rely on the continued support of the Corporation to pursue their operations, including obtaining additional funding, if required. The continuance of this support is outside of the subsidiaries control. If the subsidiaries do not receive the continued financial support from the Corporation or the subsidiaries do not raise additional funds, they may not be able to realize their assets and discharge their liabilities in the normal course of business. As a result, there exists a material uncertainty that may cast significant doubt about the subsidiaries ability to continue as a going concern and, therefore, realize their assets and discharge their liabilities in the normal course of business.

The financial statements of the subsidiaries have been prepared on a going concern basis, which assumes the subsidiaries will continue their operations in the foreseeable future and will be able to realize their assets and discharge their liabilities and commitments in the ordinary course of business. The subsidiaries financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for their financial statements should the subsidiaries not receive additional financing from the Corporation or other sources.

Product Liability:
The Corporation has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Corporation also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Corporation has obtained *Good Manufacturing Practices* accreditation from Health Canada.

PROSPECTIVE STATEMENTS
This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Corporation results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Corporation products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Corporation based its prospective statement on the information available when this analysis was prepared. The inclusion of this information should not be considered a declaration by the Corporation these estimated results have been achieved.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 9, 2012, the total number of common shares issued by the Corporation and in circulation was 49,775,093 and Corporation common shares were being traded on the TSX under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,445,015 warrants and 6,273,000 options outstanding as at the same date. In addition, Acasti had 5,502,500 options, 5,741,750 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding and NeuroBioPharm had 546,250 options and 6,000,000 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland

Henri Harland
President and Chief Executive Officer

/s/ André Godin

André Godin
Chief Financial Officer

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Management's Discussion and Analysis with the data contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting and established policies and procedures designed to ensure the reliability of financial information and to safeguard assets.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements. The audit committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. The independent auditors, KPMG LLP, have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Henri Harland	/s/ André Godin
Henri Harland President and Chief Executive Officer	André Godin Chief Financial Officer

Laval, Québec, Canada
May 9, 2012

KPMG LLP
Chartered Accountants
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
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INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 29, 2012, February 28, 2011 and March 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP*

Chartered Accountants

May 9, 2012

Montréal, Canada

*CA Auditor permit no 14114

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Financial Position

As at February 29, 2012, February 28, 2011 and March 1, 2010

	February 29, 2012	February 28, 2011	March 1, 2010
Assets			
Current assets:			
Cash	$ 3,765,265	$ –	$ 1,093,194
Short-term investments (note 21)	12,711,310	3,512,858	1,001,011
Trade and other receivables (note 4)	8,620,838	5,627,191	3,290,654
Tax credits receivable (note 5)	1,215,524	644,753	664,131
Prepaid expenses	430,368	968,530	99,859
Inventories (note 6)	6,832,910	4,544,917	2,645,752
	33,576,215	15,298,249	8,794,601
Government grants receivable (note 7)	50,000	150,000	150,000
Property, plant and equipment (note 8)	7,552,126	6,085,779	6,327,407
Intangible assets (note 9)	1,357,740	1,268,867	1,223,309
Investment tax credits receivable (note 5)	1,200,000	–	–
Deferred tax asset (note 20)	1,000,000	–	–
Total assets	$ 44,736,081	$ 22,802,895	$ 16,495,317
Liabilities and Equity			
Current liabilities:			
Bank overdraft	$ –	$ 39,533	$ –
Loans and borrowings (note 10)	2,908,898	1,615,491	1,002,337
Trade and other payables (note 11)	4,971,018	3,258,037	2,416,413
Advance payments (note 15)	813,203	823,639	878,814
Debenture conversion options (note 12)	–	–	489,462
Private placement warrants (note 13 (b))	573,688	–	–
Derivative financial liabilities (note 13 (d))	–	–	233,790
	9,266,807	5,736,700	5,020,816
Loans and borrowings (note 10)	2,845,272	3,799,831	4,805,024
Convertible debentures (note 12)	–	–	489,842
Total liabilities	12,112,079	9,536,531	10,315,682
Equity:			
Share capital (note 13)	45,841,986	31,148,232	25,237,147
Warrants (note 13)	743,195	104,987	350,608
Contributed surplus	13,156,913	9,471,507	9,035,331
Deficit	(31,973,311)	(28,586,171)	(28,850,227)
Total equity attributable to equity holders of the Corporation	27,768,783	12,138,555	5,772,859
Non-controlling interest (note 14)	3,178,566	920,681	–
Subsidiary options (note 13)	1,676,653	207,128	406,776
Total equity attributable to non-controlling interest	4,855,219	1,127,809	406,776
Total equity	32,624,002	13,266,364	6,179,635
Commitments and contingencies (note 23)			
Subsequent event (note 28)			
Total liabilities and equity	$ 44,736,081	$ 22,802,895	$ 16,495,317

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Earnings and Comprehensive Loss

Years ended February 29, 2012 and February 28, 2011

	2012	2011
Revenue (note 15)	$ 19,123,798	$ 16,582,754
Cost of sales	(9,063,916)	(7,364,522)
Gross profit	10,059,882	9,218,232
Other income - revenue from research contracts (note 15)	13,565	102,629
Selling expenses	(2,090,387)	(1,410,005)
General and administrative expenses	(9,804,379)	(6,681,815)
Research and development expenses, net of tax credits of $1,932,445 (2011 - $266,676)	(3,908,699)	(2,759,151)
Results from operating activities	(5,730,018)	(1,530,110)
Finance income (note 17)	238,531	649,316
Finance costs (note 17)	(379,606)	(615,955)
Foreign exchange gain (loss)	278,410	(196,042)
Net finance income (expense)	137,335	(162,681)
Loss before income taxes	(5,592,683)	(1,692,791)
Income taxes - deferred tax (note 20)	1,000,000	–
Net loss and comprehensive loss	$ (4,592,683)	$ (1,692,791)
Net loss and comprehensive loss attributable to:		
Owners of the Corporation	$ (1,928,079)	$ (410,457)
Non-controlling interest	(2,664,604)	(1,282,334)
Net loss and comprehensive loss	$ (4,592,683)	$ (1,692,791)
Basic loss per share (note 19)	$ (0.04)	$ (0.01)
Diluted loss per share (note 19)	(0.04)	(0.01)
Basic weighted average number of common shares	48,205,451	40,463,967
Diluted weighted average number of common shares	48,205,451	40,463,967

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity

Years ended February 29, 2012 and February 28, 2011

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest			
	Share capital									
	Number	Dollars	Warrants	Contributed surplus	Deficit	Total	Subsidiary options	Non-controlling interest	Total	Total equity
Balance, February 28, 2011	42,490,874	$ 31,148,232	$ 104,987	$ 9,471,507	$ (28,586,171)	$ 12,138,555	$ 207,128	$ 920,681	$ 1,127,809	$ 13,266,364
Net loss and total comprehensive loss	–	–	–	–	(1,928,079)	(1,928,079)	–	(2,664,604)	(2,664,604)	(4,592,683)
	42,490,874	31,148,232	104,987	9,471,507	(30,514,250)	10,210,476	207,128	(1,743,923)	(1,536,795)	8,673,681
Transactions with owners, recorded directly in equity										
Contributions by and distribution to owners										
Issuance of shares and warrants through private placement	5,785,057	10,045,576	743,195	–	–	10,788,771	–	–	–	10,788,771
Share-based payment transactions	–	–	–	1,979,901	–	1,979,901	1,469,525	–	1,469,525	3,449,426
Share options exercised	1,117,325	3,903,893	–	(1,087,848)	–	2,816,045	–	–	–	2,816,045
Warrants exercised and expired	295,587	744,285	(104,987)	8,030	–	647,328	–	–	–	647,328
Distribution of subsidiary rights as dividend	–	–	–	(1,492,046)	–	(1,492,046)	1,492,046	–	1,492,046	–
Total contributions by and distribution to owners	7,197,969	14,693,754	638,208	(591,963)	–	14,739,999	2,961,571	–	2,961,571	17,701,570
Change in ownership interests in subsidiaries that do not result in a loss of control										
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,459,061)	(1,459,061)	–	1,459,061	1,459,061	–
Distribution of subsidiary rights by Acasti	–	–	–	–	–	–	998,234	(998,234)	–	–
Exercise of subsidiary options by third parties	–	–	–	3,740,921	–	3,740,921	(1,910,725)	3,585,134	1,674,409	5,415,330
Issuance of shares through private placement	–	–	–	113,197	–	113,197	–	876,528	876,528	989,725
Buyback of subsidiary rights	–	–	–	423,251	–	423,251	(579,555)	–	(579,555)	(156,304)
Total changes in ownership interests in subsidiaries	–	–	–	4,277,369	(1,459,061)	2,818,308	(1,492,046)	4,922,489	3,430,443	6,248,751
Total transactions with owners	7,197,969	14,693,754	638,208	3,685,406	(1,459,061)	17,558,307	1,469,525	4,922,489	6,392,014	23,950,321
Balance at February 29, 2012	49,688,843	$ 45,841,986	$ 743,195	$13,156,913	$ (31,973,311)	$ 27,768,783	$ 1,676,653	$ 3,178,566	$ 4,855,219	$ 32,624,002

See accompanying notes to consolidated financial statements

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Changes in Equity, Continued

Years ended February 29, 2012 and February 28, 2011

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest			
	Share capital									
	Number	Dollars	Warrants	Contributed surplus	Deficit	Total	Subsidiary options	Non-controlling interest	Total	Total equity
Balance, March 1, 2010	38,234,745	$ 25,237,147	$ 350,608	$ 9,035,331	$ (28,850,227)	$ 5,772,859	$ 406,776	$ –	$ 406,776	$ 6,179,635
Net loss and total comprehensive loss	–	–	–	–	(410,457)	(410,457)	–	(1,282,334)	(1,282,334)	(1,692,791)
	38,234,745	25,237,147	350,608	9,035,331	(29,260,684)	5,362,402	406,776	(1,282,334)	(875,558)	4,486,844
Transactions with owners, recorded directly in equity										
Contributions by and distribution to owners										
Issuance of shares and warrants through private placement	1,430,540	2,463,286	18,386	–	–	2,481,672	–	–	–	2,481,672
Share-based payment transactions	–	–	–	530,412	–	530,412	207,128	–	207,128	737,540
Share options exercised	1,320,000	1,150,356	–	(482,856)	–	667,500	–	–	–	667,500
Warrants exercised and expired	1,068,000	1,665,580	(331,199)	619	–	1,335,000	–	–	–	1,335,000
Conversion of convertible debentures	437,589	631,863	67,192	–	–	699,055	–	–	–	699,055
Total contributions by and distribution to owners	4,256,129	5,911,085	(245,621)	48,175	–	5,713,639	207,128	–	207,128	5,920,767
Change in ownership interests in subsidiaries that do not result in a loss of control										
Exercise of Debenture Call Options	–	–	–	442,952	–	442,952	(243,770)	72,418	(171,352)	271,600
Exercise and expiry of Conversion Call Options	–	–	–	1,247,710	–	1,247,710	(163,006)	124,487	(38,519)	1,209,191
Exercise of subsidiary warrants by third parties	–	–	–	–	674,513	674,513	–	703,449	703,449	1,377,962
Exercise of subsidiary warrants by Neptune	–	–	–	(1,302,661)	–	(1,302,661)	–	1,302,661	1,302,661	–
Total changes in ownership interests in subsidiaries	–	–	–	388,001	674,513	1,062,514	(406,776)	2,203,015	1,796,239	2,858,753
Total transactions with owners	4,256,129	5,911,085	(245,621)	436,176	674,513	6,776,153	(199,648)	2,203,015	2,003,367	8,779,520
Balance at February 28, 2011	42,490,874	$ 31,148,232	$ 104,987	$ 9,471,507	$ (28,586,171)	$ 12,138,555	$ 207,128	$ 920,681	$ 1,127,809	$ 13,266,364

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Statements of Cash Flows

Years ended February 29, 2012 and February 28, 2011

	2012	2011
Cash flows from operating activities:		
Net loss for the period	$ (4,592,683)	$ (1,692,791)
Adjustments:		
Depreciation of property, plant and equipment	729,432	779,035
Amortization of intangible assets	34,549	32,519
Loss from sale of property, plant and equipment	3,115	77,588
Impairment of property, plant and equipment	–	139,306
Stock-based compensation	3,449,426	737,540
Net finance (income) expense	(137,335)	162,681
Foreign exchange gain (loss)	278,410	(196,042)
Foreign exchange loss on cash	70,027	65,677
Unrealized foreign exchange (gain) loss on advance payments	(10,436)	38,981
Deferred income tax	(1,000,000)	–
Investment tax credits receivable	(1,200,000)	–
	(2,375,495)	144,494
Changes in non-cash operating working capital items:		
Trade and other receivables	(2,893,647)	(2,336,537)
Tax credits receivable	(570,771)	19,378
Prepaid expenses	538,162	(868,671)
Inventories	(2,287,993)	(1,899,165)
Trade and other payables	343,378	834,061
Advance payments	–	(94,156)
	(4,870,871)	(4,345,090)
	(7,246,366)	(4,200,596)
Cash flows from investing activities:		
Interest received	13,909	22,381
Acquisition of property, plant and equipment	(907,350)	(995,441)
Acquisition of intangible assets	(118,295)	(38,099)
Maturity of short-term investments	8,500,000	–
Acquisition of short-term investments	(17,588,500)	(2,511,847)
Sale of property, plant and equipment	–	229,028
	(10,100,236)	(3,293,978)
Cash flows from financing activities:		
Increase in bank loan	1,290,000	630,000
Repayment of loans and borrowings	(958,369)	(1,042,342)
Proceeds from exercise of subsidiary options	5,415,330	1,241,856
Proceeds from subsidiary private placement	989,725	–
Buyback of subsidiary rights	(156,304)	–
Proceeds from exercise of Conversion Call Options	–	1,480,791
Proceeds from exercise of warrants	647,328	1,335,000
Net proceeds from private placement	11,477,130	2,481,672
Proceeds from exercise of options	2,816,045	667,500
Interest paid	(299,458)	(353,300)
Finance expenses paid	–	(13,653)
	21,221,427	6,427,524
Foreign exchange loss on cash held in foreign currencies	(70,027)	(65,677)
Net increase (decrease) in cash	3,804,798	(1,132,727)
(Bank indebtedness) cash, beginning of year	(39,533)	1,093,194
Cash (bank indebtedness), end of year	$ 3,765,265	$ (39,533)
Supplemental cash flow disclosure:		
Non-cash transactions:		
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$ 1,467,415	$ 175,871
Intangible assets included in accounts payable and accrued liabilities	45,105	39,978
Property, plant and equipment acquired by way of capital leases	–	20,308
Conversion of convertible debentures	–	699,055
Issuance of warrants in connection with private placement of shares	–	18,386

See accompanying notes to consolidated financial statements.

1. Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the *Business Corporations Act* (Québec) (formerly Part 1A of the *Companies Act* (Québec)). The Corporation is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc. The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. The Corporation develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtract™. The Corporation develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® and ECO Krill Oil - EKO™, as well as its protein concentrated Neptune Krill Aquatein - NKA™. Its products are aimed at the nutraceutical, biopharmaceutical, cosmetics and pet food markets.

The Corporation's subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation's subsidiaries will have to finance its research and development activities and its clinical studies. To achieve the objectives of their business plans, the Corporation's subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation's subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2. Basis of preparation:

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). These are the Corporation's first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1 *First-time Adoption of International Financial Reporting Standards* has been applied. The first date at which IFRS were applied was March 1, 2010.

An explanation of how the transition to IFRS has affected the previously reported financial position, financial performance and cash flows of the Corporation is provided in note 29.

The consolidated financial statements were authorized for issue by the Board of Directors on May 9, 2012.

(b) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

- Equity warrants and stock options which are measured at fair value at date of grant pursuant to IFRS 2;
- Liabilities for warrants which are measured at fair value; and
- Debenture conversion options and derivative financial liabilities which are measured at fair value.

(c) Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries' functional currency.

(d) Use of estimates and judgements:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

2. Basis of preparation (continued):

(d) Use of estimates and judgements (continued):

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

- Assessing the recognition of contingent liabilities (see note 23).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Utilization of tax losses and investment tax credits (notes 5 and 20);
- Measurement of derivative financial liabilities and stock-based compensation (note 18); and
- Collectability of trade receivable (note 21 (a)).

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3. Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, including the opening IFRS statement of financial position at March 1, 2010 for the purposes of the transition to IFRSs, and have been applied consistently by the Corporation's subsidiaries.

(a) Basis of consolidation:

(i) Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from those activities. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Corporation.

(ii) Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii) Subsidiary options:

Subsidiary options are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options issued by the Corporation over the subsidiary's stock. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

(iv) Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

3. Significant accounting policies (continued):

(a) Basis of consolidation (continued):

(iv) Acquisitions and dispositions of non-controlling interests while retaining control (continued):

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary's equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The value of consideration paid includes the cost of any subsidiary option exercised as part of the operation.

Subsidiary options that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v) Attribution of profit or loss:

Profit or loss of the subsidiaries, except stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries, is attributed to the Corporation's shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made before giving effect to subsidiary profit and loss and the elimination of intra-group balances.

Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries is attributed fully to the Corporation's shareholders, because the Corporation does not recharge the subsidiaries for the economic cost of providing this compensation on their behalf.

(b) Financial instruments:

(i) Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets: cash, short term investments and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

3. Significant accounting policies (continued):

(b) Financial instruments (continued):

(ii) Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii) Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(iv) Compound financial instrument:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v) Derivative financial instruments:

The Corporation has issued liability-classified derivatives and embedded derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Corporation also holds derivative financial instruments to reduce its foreign currency risk exposure. The Corporation does not hold or use derivative financial instruments for speculation purposes.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi) Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized initially at fair value in equity. Upon simultaneous issuance of multiple equity instruments, consideration received, net of issue costs, is allocated based on their relative fair values. Equity instruments are not subsequently remeasured.

3. Significant accounting policies (continued):

(c) Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d) Property, plant and equipment:

(i) Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii) Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate
Building and building components	Straight-line	15 to 40 years
Laboratory and plant equipment	Straight-line	5 to 10 years
Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment and software	Straight-line	2 to 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

3. Significant accounting policies (continued):

(e) Intangible assets:

(i) Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii) Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licences have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii) Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv) Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

	Periods
Patents	20 years
Capitalized development costs	5 years

3. Significant accounting policies (continued):

(f) Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

(g) Impairment:

(i) Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets:

The carrying amounts of the Corporation's non-financial assets, other than inventories and tax credits and government grants receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU").

The Corporation's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

3. Significant accounting policies (continued):

(g) Impairment (continued):

(ii) Non-financial assets (continued):

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i) Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii) Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i) Revenue:

(i) Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii) Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a) Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related services are delivered and all obligations are performed.

3. Significant accounting policies (continued):

(i) Revenue (continued):

(ii) Research services (continued):

(b) Milestone payments:

Milestone payments based on research or product development, for which the Corporation has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectability is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as "advance payments" on the consolidated statements of financial position.

(j) Government grants:

Government grants consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k) Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l) Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m) Employee benefits:

(i) Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

3. Significant accounting policies (continued):

(m) Employee benefits (continued):

(ii) Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary options, as applicable, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

(iii) Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(n) Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(o) Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

3. Significant accounting policies (continued):

(o) Income tax (continued):

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p) Earnings per share:

The Corporation presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options granted to employees.

(q) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation's other components. All operating segments' operating results are reviewed regularly by the Corporation's CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation's headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets.

(r) New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 29, 2012, and have not been applied in preparing these consolidated financial statements.

(i) Financial instruments:

In November 2009 the IASB issued IFRS 9 *Financial Instruments* (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 *Financial Instruments: Recognition and Measurement*, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

- financial assets measured at amortized cost; or
- financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

3. Significant accounting policies (continued):

(r) New standards and interpretations not yet adopted (continued):

(i) Financial instruments (continued):

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii) Consolidated financial statements:

In May 2011, the IASB issued IFRS 10 *Consolidated Financial Statements*, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special-purpose entities. The consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013. The Corporation does not expect IFRS 10 to have a material impact on the financial statements.

(iii) Disclosure of interests in other entities:

In May 2011, the IASB issued IFRS 12 *Disclosure of Interests in Other Entities*, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvements that expose an entity to a variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity's interest in other entities, and the effects of those interests on the entity's financial position, financial performance and cash flows.

The Corporation intends to adopt IFRS 12 in its financial statements for the annual period beginning on March 1, 2013. The Corporation does not expect the amendments to have a material impact on the financial statements.

(iv) Fair value:

In May 2011, the IASB published IFRS 13 *Fair Value Measurement*, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains 'how' to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 19 - *Employee Benefits*:

In June 2011, the IASB published an amended version of IAS 19 *Employee Benefits*. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

3. Significant accounting policies (continued):

(r) New standards and interpretations not yet adopted (continued):

(v) Amendments to IAS 19 - *Employee Benefits* (continued):

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 *Provisions*, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

4. Trade and other receivables:

	February 29, 2012	February 28, 2011	March 1, 2010
Trade receivables	$ 7,045,446	$ 5,194,296	$ 2,940,878
Sales taxes receivable	537,073	156,265	230,740
Current portion of government grant receivable (note 7)	503,389	50,000	50,000
Accrued and other receivables	534,930	226,630	69,036
	$ 8,620,838	$ 5,627,191	$ 3,290,654

The Corporation's exposure to credit and currency risks related to trade and other receivables is presented in note 21.

5. Investment tax credits receivable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivable are subject to a government tax audit and the final amounts received may differ from those recorded.

Unused federal tax credits may be used to reduce future federal income taxes payable and expire as follows:

	$
2022	103,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	151,000
2030	358,000
2031	315,000
2032	596,000
	2,169,000

5. Investment tax credits receivable (continued):

Unused investment tax credits by segment:

Nutraceutical	$1,529,000
Cardiovascular and neurological	640,000
	$2,169,000

During 2012, the Corporation determined that there was reasonable assurance of realizing the investment tax credits generated by the nutraceutical business, prior to their scheduled expiry dates, given the recent history of profitability in this segment. The Corporation anticipates that the nutraceutical segment will generate taxable profit during the carryforward period to utilize a portion of the investment tax credits. Accordingly, the Corporation recognized investment tax credits recoverable of $1,200,000 at February 29, 2012. At February 29, 2012, investment tax credits earned by the cardiovascular and neurological segments are not reasonably assured of being realized and have not been recorded as an asset.

6. Inventories:

	February 29, 2012	February 28, 2011	March 1, 2010
Raw materials	$ 1,526,775	$ 1,684,953	$ 1,598,729
Work in progress	1,337,105	888,486	735,357
Finished goods	3,539,688	1,550,923	149,483
Spare parts	429,342	420,555	162,183
	$ 6,832,910	$ 4,544,917	$ 2,645,752

For the year ended February 29, 2012, the cost of sales of $9,063,916 ($7,364,522 in 2011) was comprised of inventory costs of $8,869,511 ($7,071,583 in 2011) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $2,514 ($111,976 in 2011) and other costs of $191,891 ($180,963 in 2011).

7. Government grants receivable:

In 2010, the Corporation entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion. The amount is to be received in annual equal installments of $50,000. The Corporation received the first portion of $50,000 in the year ended February 29, 2012.

In 2012, the Corporation entered into an agreement to receive a financial contribution under a government grant program for the Sherbrooke plant expansion (note 23). The total financial contribution to be received over the construction period to 2014 is $3,000,000, of which $347,146 was earned at February 29, 2012. The financial contribution is subject to certain conditions, such as maintaining employment levels in the Sherbrooke facility after construction is complete, which the Corporation expects to meet.

	February 29, 2012	February 28, 2011	March 1, 2010
Government grants receivable	$ 553,389	$ 200,000	$ 200,000
Less current portion (note 4)	(503,389)	(50,000)	(50,000)
	$ 50,000	$ 150,000	$ 150,000

8. Property, plant and equipment:

	Land	Building and building components	Laboratory and plant equipment	Furniture and office equipment	Computer equipment and software	Total
Cost:						
Balance at March 1, 2010	$ 40,540	$ 3,818,238	$ 6,780,728	$ 275,750	$ 376,795	$ 11,292,051
Additions	–	769,531	147,259	55,762	10,777	983,329
Disposals	–	–	(378,884)	–	–	(378,884)
Impairment	–	–	–	–	(179,750)	(179,750)
Balance at February 28, 2011	40,540	4,587,769	6,549,103	331,512	207,822	11,716,746
Additions	–	1,260,127	765,815	43,386	132,431	2,201,759
Disposals	–	–	–	(16,944)	–	(16,944)
Balance at February 29, 2012	$ 40,540	$ 5,847,896	$ 7,314,918	$ 357,954	$ 340,253	$ 13,901,561
Accumulated depreciation:						
Balance at March 1, 2010	–	606,726	4,057,831	194,988	105,099	4,964,644
Depreciation for the year	–	183,637	471,242	26,840	97,316	779,035
Disposals	–	–	(72,268)	–	–	(72,268)
Impairment	–	–	–	–	(40,444)	(40,444)
Balance at February 28, 2011	–	790,363	4,456,805	221,828	161,971	5,630,967
Depreciation for the year	–	217,331	439,956	28,290	43,855	729,432
Disposals	–	–	–	(10,964)	–	(10,964)
Balance at February 29, 2012	$ –	$ 1,007,694	$ 4,896,761	$ 239,154	$ 205,826	$ 6,349,435
Net carrying amounts:						
March 1, 2010	$ 40,540	$ 3,211,512	$ 2,722,897	$ 80,762	$ 271,696	$ 6,327,407
February 28, 2011	40,540	3,797,406	2,092,298	109,684	45,851	6,085,779
February 29, 2012	40,540	4,840,202	2,418,157	118,800	134,427	7,552,126

The Corporation acquired property and equipment in the amount of $1,983,558 which are not yet in service as at February 29, 2012.

During the year ended February 28, 2011, the Corporation recorded an asset impairment of $139,306 related to computer equipment and software due to lack of functionality and the weak support from the provider. The Corporation determined that the recoverable amount was nil. The impairment loss was recognized in "general and administrative expenses".

Leased assets

The Corporation leases laboratory, office and computer equipment under a number of finance lease agreements. At February 29, 2012, the net carrying amount of these assets was $37,529 (February 28, 2011 - $57,114; March 1, 2010 - $74,256).

8. Property, plant and equipment (continued):

Depreciation expense has been recorded in the following accounts in the consolidated statement of earnings and comprehensive loss:

	February 29, 2012	February 28, 2011
Cost of sales	$ 154,323	$ 133,991
Research and development expenses	22,651	23,845
General and administrative expenses	552,458	621,199
	$ 729,432	$ 779,035

9. Intangible assets:

	Patents	Development costs	Licenses	Trademarks	Total
Cost:					
Balance at March 1, 2010	$ 652,347	$ 351,068	$ 182,334	$ 110,607	$ 1,296,356
Additions	52,761	23,728	–	1,588	78,077
Balance at February 28, 2011	705,108	374,796	182,334	112,195	1,374,433
Additions	101,746	14,651	–	7,025	123,422
Balance at February 29, 2012	$ 806,854	$ 389,447	$ 182,334	$ 119,220	$ 1,497,855
Accumulated amortization:					
Balance at March 1, 2010	73,047	–	–	–	73,047
Amortization for the year	32,519	–	–	–	32,519
Balance at February 28, 2011	105,566	–	–	–	105,566
Amortization for the year	34,549	–	–	–	34,549
Balance at February 29, 2012	$ 140,115	$ –	$ –	$ –	$ 140,115
Net carrying amounts:					
March 1, 2010	$ 579,300	$ 351,068	$ 182,334	$ 110,607	$ 1,223,309
February 28, 2011	599,542	374,796	182,334	112,195	1,268,867
February 29, 2012	666,739	389,447	182,334	119,220	1,357,740

Amortization expense for the years ended February 29, 2012 and February 28, 2011 has been recorded in "general and administrative expenses" in the consolidated statement of earnings and comprehensive loss.

10. Loans and borrowings:

This note provides information about the contractual terms of the Corporation's interest-bearing loans and borrowings, which are measured at amortized cost.

	February 29, 2012	February 28, 2011	March 1, 2010
Non-current loans and borrowings:			
Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.	$ 1,847,936	$ 2,340,720	$ 2,833,502
Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	1,952,898	2,350,710	2,820,852
Two refundable contributions obtained from a federal program available for small and medium-sized businesses, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively	19,403	51,928	84,456
Finance lease liabilities, interest rates varying from 7.1% to 10.6%, payable in average monthly instalments of $2,589 ($2,589 as at February 28, 2011 and $4,123 as at March 1, 2010), maturing at different dates until 2014	13,933	41,964	68,551
	3,834,170	4,785,322	5,807,361
Less current portion	988,898	985,491	1,002,337
Loans and borrowings - non-current	$ 2,845,272	$ 3,799,831	$ 4,805,024

10. Loans and borrowings (continued):

	February 29, 2012	February 28, 2011	March 1, 2010
Current loans and borrowings:			
Current portion of mortgage loans	$ 962,925	$ 926,761	$ 926,760
Current portion of contributions from a federal program	19,403	32,526	32,526
Current portion of finance lease liabilities	6,570	26,204	43,051
	988,898	985,491	1,002,337
Authorized operating line of credit of $2,000,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 28, 2011 - 2.50% and 5.50%; March 1, 2010 - 2.25% and 4.50%, respectively). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement). The Corporation has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit.	1,920,000	630,000	–
Loans and borrowings - current	$ 2,908,898	$ 1,615,491	$ 1,002,337

The Corporation's exposure to currency and liquidity risks related to loans and borrowings is presented in note 21.

11. Trade and other payables:

	February 29, 2012	February 28, 2011	March 1, 2010
Trade payables	$ 2,531,416	$ 1,388,227	$ 1,203,755
Accrued liabilities and other payables	997,793	829,928	520,404
Payable to a corporation controlled by an officer and director (note 27)	189,748	177,758	175,177
Employee salaries and benefits payable	1,252,061	862,124	517,077
	$ 4,971,018	$ 3,258,037	$ 2,416,413

The Corporation's exposure to currency and liquidity risks related to trade and other payables is presented in note 21.

12. Convertible debentures:

Liability balance of convertible debentures as at March 1, 2010 (principal amount of $496,000)	$	489,842
Accrued interest		28,804
Accretion of the liability component		44,426
Debentures converted into Neptune units		(563,072)
Liability balance of convertible debentures as at February 29, 2012 and February 28, 2011	$	–

On October 9, 2008, the Corporation completed a financing transaction where an aggregate number of 2,750 units of convertible debenture with a nominal amount of $1,000 per unit were issued. Concurrently with the issuance of the convertible debenture units, the Corporation issued 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Corporation at a price per share equal to the lesser of $0.25 and the price per share from a new financing (the "Debenture Call Options") until April 30, 2010, and 1,100,000 warrants to purchase 1,100,000 common shares of the Corporation for $1.25 per share until April 30, 2010 (the "Debenture Warrants"). The consideration received by the Corporation for the convertible debenture, the Debenture Call Options and the Debenture Warrants amounted to $2,750,000.

The debentures bore interest at 8%, payable annually in cash or in kind at the Corporation's option and were further convertible at the holder's option into Neptune or Acasti units (as defined below). The debentures matured on October 9, 2011.

Conversion Option in Neptune Units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Corporation at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Corporation (the "Conversion Warrant"). Each Conversion Warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of (i) the debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Corporation has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Corporation can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

Conversion Option in Acasti Units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Corporation and one option to acquire from the Corporation one Class A share of Acasti Pharma (the "Conversion Call Options"). The base price (the "Base Price") for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price varies as follows:

Date of conversion	Conversion price	Exercise price of Conversion Call Options
Before November 30, 2009	Base price	Base price plus $0.25
December 1, 2009 to May 31, 2010	Base price plus $0.25	Base price plus $0.75
June 1 to November 30, 2010	Base price plus $0.75	Base price plus $1.25

The Conversion Call Options expire after a period of twelve months from the date of issuance.

At the date of their issuance, the Corporation allocated the consideration received of $2,750,000 between the instruments issued and the embedded conversion options.

The Corporation accreted the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture was 20.7%.

12. Convertible debentures (continued):

The embedded conversion option was recognized as an embedded derivative liability with its changes in fair value recognized in profit and loss, as described in note 29 (j). During the period from issuance until March 1, 2010, debentures with a principal of $2,254,000 were converted to equity.

During the year ended February 28, 2011, convertible debentures of a principal amount of $496,000 plus $98,929 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

A total of 437,589 units have been issued corresponding to 437,589 common shares and 218,794 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Corporation until October 9, 2011 at various prices ranging from $2.00 to $2.19 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and debenture conversion options by $563,072 and by $135,983, respectively, and increased the capital stock and warrants by a total of $699,055. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued upon conversion of $67,192 was determined by using a binomial method with the following assumptions:

Risk-free interest rate	1.18% to 1.38%
Estimated life	0.9 to 1 year
Expected volatility	60% to 62%

13. Capital and other components of equity:

(a) Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

- Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

- Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding).

(b) Private placements:

On May 3 and May 13, 2011, the Corporation closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,419,768.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants (the "2011 Private placement – US" warrants) to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants (the "2011 Private placement – CA" warrants) to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date. Because the 2011 Private placement – US warrants are exercisable at a price denominated in a currency other than the Corporation's functional currency, they were determined to be a derivative financial liability. Total issue costs related to these transactions amounted to $942,638.

13. Capital and other components of equity (continued):

(b) Private placements (continued):

During the year ended February 28, 2011, the Corporation issued 1,430,540 common shares for aggregate proceeds of $2,646,500, before share issue costs of $183,214. Share issue costs include 54,527 warrants (the "2010 Private placement" warrants), having an estimated fair value of $18,386, issued to agents. 27,027 warrants were exercisable at $2.15 and 27,500 at $2.50 per warrant until October 11, 2011 and October 12, 2011, respectively.

(c) Warrants:

The warrants of the Corporation are composed of the following as at February 29, 2012, February 28, 2011 and March 1, 2010:

	February 29, 2012		February 28, 2011		March 1, 2010	
	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount
Debenture warrants	–	$ –	–	$ –	1,070,000	$ 331,199
Conversion warrants	–	–	255,392	86,601	36,598	19,409
2010 Private placement	–	–	54,527	18,386	–	–
2011 Private placement - CA	765,709	743,195	–	–	–	–
2011 Private placement - US	680,556	573,688	–	–	–	–
	1,446,265	$ 1,316,883	309,919	$ 104,987	1,106,598	$ 350,608

	February 29, 2012	February 28, 2011	March 1, 2010
Classified as:			
Equity	$ 743,195	$ 104,987	$ 350,608
Liability	573,688	–	–
	$ 1,316,883	$ 104,987	$ 350,608

The significant terms of the warrants are as follows:

	Exercise price	Expiry
Debenture warrants	$ 1.25	April 30, 2010
Conversion warrants	2.00 to 2.50	Multiple until October 12, 2012
2010 Private placement	2.15 to 2.50	October 12, 2010
2011 Private placement - CA	2.65	November 3, 2012
2011 Private placement - US	USD 2.75	November 3, 2012

13. Capital and other components of equity (continued):

(d) Subsidiary options:

	February 29, 2012		February 28, 2011		March 1, 2010	
	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount
Acasti Pharma Inc.						
Series 2 warrants	–	$ –	–	$ –	9,027,142	$ 233,790
Series 4 warrants	5,775,500	299,779	5,852,500	149,655	4,755,000	–
Series 5 warrants	–	–	–	–	30,000	–
Options outstanding under stock-based compensation plan	3,347,500	919,604	800,000	–	850,000	–
Debenture Call Options	–	–	–	–	1,100,000	243,770
Conversion Call Options	–	–	–	–	9,455,867	163,006
Private placement warrants						
Series 6	375,000	306,288	–	–	–	–
Series 7	375,000	7,027	–	–	–	–
	9,873,000	1,532,698	6,652,500	149,655	25,218,009	640,566
NeuroBioPharm Inc.						
Series 4 warrants	–	–	5,820,000	57,473	4,660,000	–
Series 5 warrants	–	–	30,000	–	30,000	–
Series 2011-2	800,000	5,461	–	–	–	–
Series 2011-3	6,303,929	128,358	–	–	–	–
Options outstanding under stock-based compensation plan	496,250	10,136	–	–	–	–
	7,600,179	143,955	5,850,000	57,473	4,690,000	–
	17,473,179	$ 1,676,653	12,502,500	$ 207,128	29,908,009	$ 640,566

	February 29, 2012	February 28, 2011	March 1, 2010
Classified as:			
Equity [1]	$ 1,676,653	$ 207,128	$ 406,776
Liability	–	–	233,790
	$ 1,676,653	$ 207,128	$ 640,566

[1] Recorded as "Subsidiary options" in total equity attributable to non-controlling interests.

13. Capital and other components of equity (continued):

(d) Subsidiary options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 2 allowed the holder to purchase one Class A share of Acasti for $0.40 per share until November 17, 2010.

Series 4 allows the holder to purchase one class A share of Acasti for $0.25 per share until October 8, 2012.

Series 5 allowed the holder to purchase one class A share of Acasti for $0.30 per share until December 31, 2010.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

- NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.
- NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share and 6,000,000 Series 2011-1 warrants.
- NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants.
- The Corporation converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 4 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.10 per share until December 24, 2013.

Series 5 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.20 per share until December 24, 2011.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 16, 2016.

(e) Shareholder Rights Plan:

The Corporation held a special, annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting, a majority of shareholders adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Corporation.

The Board determined that the establishment of a SRP was in the best interest of the Corporation's shareholders to have more time to consider any significant takeover bid for the Corporation without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allows holders of common shares to purchase from the Corporation, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Corporation through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

13. Capital and other components of equity (continued):

(e) Shareholder Rights Plan (continued):

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Corporation, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination on June 22, 2013, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Corporation's filings.

14. Non-controlling interests:

During the year ended February 29, 2012, the Corporation's participation in Acasti changed as follows:

(a) Distribution of subsidiary rights as dividend:

On July 5, 2011, Acasti issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A shares. Each registered holder of Class A shares received one right for each Class A share held. Ten rights plus the sum of $1.25 were required to subscribe for one Class A share.

The rights were determined to have a value of $0.4250 per right, using the Black-Scholes model and using the following assumptions:

Dividend	–
Risk-free interest	0.92%
Estimated life	2.3 months
Expected volatility	117.91%

The Corporation received from Acasti's rights offering a total of 38,617,733 rights from this transaction.

Concurrently, Neptune transferred these rights to its own shareholders at the Record Date in payment of a dividend on its common shares. The Corporation declared a dividend of $0.030421697 per common share and this dividend was paid by the transfer to Neptune's shareholder at the Record Date of 0.787 of an Acasti right per common share of Neptune. The dividend declared represents a total value of $1,492,046. Subsequent to the dividend distribution, the Corporation repurchased 15,000,000 rights, for an amount of $156,304.

On September 14, 2011, the Acasti rights offering expired oversubscribed, and accordingly, the maximum number of shares available for issuance under the terms of the Rights offering has been issued for a total of 6,445,444 shares representing a gross proceeds of $8,056,805. From this total of shares, 2,000,000 shares were issued to the Corporation.

Share issue costs of $206,788 were charged directly to equity in connection with this offering.

(b) Conversion of Class B and Class C shares:

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis, representing the extinguishment of a liability of $3,960,000 to the Corporation and $92,000 to another shareholder of the subsidiary. Following this conversion, the Corporation owned 60% of Class A shares, which also reflected its participation and share of the voting interest.

(c) Exercise of warrants and options:

Throughout the year, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 257,000 shares by Acasti and cash proceeds of $64,251.

14. Non-controlling interests (continued):

(d) Private placement:

On February 13, 2012, Acasti issued 1,500,000 Class A shares for aggregate proceeds of $1,993,600 before issue costs of $15,000. Half of the private placement was subscribed by the Corporation, and the other by an officer of Acasti.

The officer also received 375,000 Series 6 warrants and 375,000 series 7 warrants upon subscription, which were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

	2012
Dividend	–
Risk-free interest	1.13%
Estimated life	3 years
Expected volatility	85.77%

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant. The Corporation recognized an expense of $313,315 during the year ended February 29, 2012 for this grant.

During the year ended February 28, 2011, the Corporation's participation in Acasti changed as follows:

(a) Throughout the year, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 3,112,139 shares by Acasti and cash proceeds of $1,241,852.

(b) The Corporation exercised 8,388,381 Acasti warrants for a total investment of $3,058,352.

The distribution of the shareholdings of issued and outstanding Acasti Pharma's capital stock between the Corporation and other shareholders as at February 29, 2012, February 28, 2011 and March 1, 2010 is detailed as follows:

			February 29, 2012
	Corporation	Other shareholders	Total
Class A shares	41,367,733	31,269,155	72,636,888
Votes	57%	43%	100%
Participation	57%	43%	100%

14. Non-controlling interests (continued):

			February 28, 2011
	Corporation	Other shareholders	Total
Class A shares	33,667,733	25,506,711	59,174,444
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000
	38,617,733	25,816,711	64,434,444
Votes	76%	24%	100%
Participation	57%	43%	100%

			March 1, 2010
	Corporation	Other shareholders	Total
Class A shares	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000
	33,734,133	19,199,791	52,933,924
Votes	80%	20%	100%
Participation	60%	40%	100%

Class A shares are voting (one vote per share), participating and without par value.

Class B shares are voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

Class C shares are non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder's discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

14. Non-controlling interests (continued):

The following summarizes the effect of changes in the Corporation's ownership interest in Acasti:

	2012	2011
Corporation's ownership interest at the beginning of the year	$ 4,577,027	$ 3,688,898
Effect of increase in Corporation's ownership interest	13,009,862	3,942,736
Effect of decrease in Corporation's ownership interest	(3,987,483)	(1,302,661)
Share of comprehensive income	(3,985,283)	(1,751,946)
Corporation's ownership interest at the end of the year	$ 9,614,123	$ 4,577,027

Throughout the years ended February 29, 2012 and February 28, 2011, the Corporation owned at least 99% of NeuroBioPharm's issued and outstanding capital stock.

15. Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation's commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement, because the payments are to be charged against royalties in the future, should the parties reach an agreement to commercialize the products being developed. As at February 29, 2012, an amount of $813,203 is included in "advance payments" in the consolidated statement of financial position ($823,639 - February 28, 2011; $862,620 - March 1, 2010).

The Corporation also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Corporation conducted a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. For the year ended February 29, 2012, revenues of $13,565 were recognized in the consolidated statement of earnings and comprehensive loss on the basis of progress of performance of the clinical study ($102,629 - 2011). As at February 29, 2012, all amounts were received under this agreement (amounts of $86,435 - February 28, 2011 and $16,194 - March 1, 2010 were included in "Trade and other receivables" in the consolidated statement of financial position).

16. Personnel expenses:

	February 29, 2012	February 28, 2011
Salaries and other short-term employee benefits	$ 8,099,623	$ 6,073,623
Share-based compensation	2,904,058	517,019
	$ 11,003,681	$ 6,590,642

Share-based compensation does not include $545,368 (2011 - $220,521) of compensation to non-employee directors and consultants.

17. Finance income and finance costs:

(a) Finance income:

		February 29, 2012		February 28, 2011
Change in fair value of private placement warrants	$	114,673	$	–
Change in fair value of debenture conversion options		–		353,479
Gain on expiry of warrants		–		273,456
Interest income		123,858		22,381
Finance income	$	238,531	$	649,316

(b) Finance costs:

		February 29, 2012		February 28, 2011
Interest charges	$	(379,606)	$	(440,183)
Change in fair value of derivative financial liabilities		–		(175,772)
Finance costs	$	(379,606)	$	(615,955)

18. Share-based payment:

Description of the share-based payment arrangements:

At February 29, 2012, the Corporation has the following share-based payment arrangements:

(a) Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant. Under this plan, 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation's stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

18. Share-based payment (continued):

(a) Corporation stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

		2012			2011	
		Weighted average exercise price	Number of options		Weighted average exercise price	Number of options
Options outstanding, beginning of year	$	2.27	3,871,625	$	1.63	2,920,250
Forfeited		2.55	(235,000)		2.02	(78,625)
Expired		2.70	(326,300)		–	–
Exercised		2.52	(1,117,325)		0.51	(1,320,000)
Granted		3.05	1,575,000		2.07	2,350,000
Options outstanding, end of year	$	2.46	3,768,000	$	2.27	3,871,625
Exercisable options, end of year	$	2.06	1,661,583	$	2.42	1,770,375

				2012
	Options outstanding		Exercisable options	
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price
$1.50	1.39	947,500	750,000	$ 1.50
$2.25	1.21	70,000	70,000	2.25
$2.50	1.94	1,380,500	793,250	2.50
$2.75	2.67	140,000	20,833	2.75
$3.00	2.80	980,000	–	–
$3.50	2.55	150,000	–	–
$3.75	2.35	45,000	11,250	3.75
$4.00	2.44	55,000	16,250	4.00
	2.08	3,768,000	1,661,583	$ 2.06

18. Share-based payment (continued):

(a) Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the year:

	2012	2011
Dividend	0.02%	0.01%
Risk-free interest	1.17%	1.82%
Estimated life	2.67 years	2.23 years
Expected volatility	72.52%	72.6%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $1.23 (2011 - $0.74). The weighted average fair value of the options granted to non-employees during the year is $0.98 (2011 - $1.06).

Stock-based compensation recognized under this plan amounted to $1,979,901 for the year ended February 29, 2012 (2011 - $520,826).

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2012 was $3.56 (2011 - $1.73).

(b) Acasti Pharma stock-based compensation plan:

The subsidiary, Acasti Pharma, has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued equalled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti's Board of Directors amended the incentive stock option plan (the "Plan"). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. The terms and conditions for acquiring and exercising options are set by Acasti's Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

18. Share-based payment (continued):

(b) Acasti Pharma stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	2012		2011	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Options outstanding, beginning of year	$ 0.25	800,000	$ 0.25	850,000
Exercised	0.25	(42,500)	–	–
Granted	1.42	2,660,000	–	–
Forfeited	1.43	(70,000)	0.25	(50,000)
Options outstanding, end of year	$ 1.15	3,347,500	$ 0.25	800,000
Options exercisable, end of year	$ 0.69	1,172,500	$ 0.25	582,500

				2012
	Options outstanding		Exercisable options	
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price
$0.25	6.63	757,500	733,750	$ 0.25
$0.75	4.12	25,000	–	–
$1.40	4.30	2,295,000	408,750	1.40
$1.50	4.52	170,000	–	–
$1.80	2.44	100,000	30,000	1.80
	4.78	3,347,500	1,172,500	$ 0.69

18. Share-based payment (continued):

(b) Acasti Pharma stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the year ended February 29, 2012 (no options were granted during 2011):

	2012
Dividend	–
Risk-free interest	1.86%
Estimated life	4.01 years
Expected volatility	76.28%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $0.79 (2011 - nil). The weighted average fair value of the options granted to non-employees during the year is $0.49 (2011 - nil).

Stock-based compensation recognized under this plan amounted to $919,604 for the year ended February 29, 2012 (2011 - $21,508).

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2012 was $1.62 (2011 - nil).

(c) NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm's length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be a maximum of 10 years. The total number of shares issued to a single person cannot exceed 5% of the Corporation's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

18. Share-based payment (continued):

(c) NeuroBioPharm stock-based compensation plan (continued):

The number and weighted average exercise prices of share options granted during the year ended February 29, 2012 are as follows:

		2012	
		Weighted average exercise price	Number of options
Options outstanding, beginning of year	$	–	–
Granted		0.50	546,250
Forfeited		0.50	(50,000)
Options outstanding, end of year	$	0.50	496,250
Options exercisable, end of year	$	0.50	124,067

				2012
	Options outstanding		Exercisable options	
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price
$0.50	4.24	496,250	124,067	$ 0.50

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year ended February 29, 2012:

	2012
Dividend	–
Risk-free interest	2.09%
Estimated life	3.79 years
Expected volatility	75%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $0.02.

Stock-based compensation recognized under this plan amounted to $10,136 for the year ended February 29, 2012 (2011 - nil).

18. Share-based payment (continued):

(d) Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually. All are subject to the employees' continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

		2012			2011
		Weighted average exercise price	Number of rights		Weighted average exercise price	Number of rights

		Weighted average exercise price (2012)	Number of rights (2012)		Weighted average exercise price (2011)	Number of rights (2011)
Rights outstanding, beginning of year	$	0.31	5,792,500	$	0.25	4,695,000
Forfeited		0.36	(27,500)		0.29	(192,500)
Exercised		0.30	(214,500)		–	–
Granted		1.25	165,000		0.50	1,290,000
Rights outstanding, end of year	$	0.33	5,715,500	$	0.31	5,792,500
Rights exercisable, end of year	$	0.29	5,013,000	$	0.27	4,974,500

2012

Exercise price	Rights outstanding: Weighted remaining contractual life outstanding	Rights outstanding: Number of rights outstanding	Exercisable rights: Weighted number of rights exercisable	Exercisable rights: Weighted average exercise price
$0.25	1.61	4,345,500	4,254,250	$ 0.25
$0.50	1.61	1,180,000	705,000	0.50
$0.75	1.61	25,000	12,500	0.75
$1.25	1.61	165,000	41,250	1.25
	1.61	5,715,500	5,013,000	$ 0.29

18. Share-based payment (continued):

(d) Other stock-based compensation (continued):

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year:

	2012	2011
Dividend	–	–
Risk-free interest	1.71%	1.91%
Estimated life	2.38 years	2.5 years
Expected volatility	71.56%	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.51 (2011 - $0.22). No rights were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $150,124 for the year ended February 29, 2012 (2011 - $137,733).

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2012 was $1.59 (2011 - nil).

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

			2012			2011
		Weighted average exercise price	Number of rights		Weighted average exercise price	Number of rights
Rights outstanding, beginning of year	$	0.13	5,750,000	$	0.10	4,590,000
Cancelled		0.10	(5,000)		–	–
Series 4 exchanged		0.13	(5,745,000)		–	–
Series 2011-3 granted		0.43	6,605,149		–	–
Forfeited		0.40	(1,756,001)		0.13	(185,000)
Granted		0.67	2,174,279		0.23	1,345,000
Rights outstanding, end of year	$	0.51	7,023,427	$	0.13	5,750,000
Rights exercisable, end of year	$	0.45	4,622,280	$	0.11	4,558,750

18. Share-based payment (continued):

(d) Other stock-based compensation (continued):

				2012
	Rights outstanding		Exercisable rights	
Exercise price	Weighted remaining contractual life outstanding	Number of rights outstanding	Weighted number of rights exercisable	Weighted average exercise price
$0.40	4.12	3,394,614	3,272,428	$ 0.40
$0.44	4.12	258,756	129,378	0.44
$0.47	4.24	150,000	37,500	0.47
$0.53	4.12	1,213,028	606,514	0.53
$0.66	4.12	1,357,029	576,460	0.66
$0.75	4.12	650,000	–	–
	4.12	7,023,427	4,622,280	$ 0.45

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year:

	2012	2011
Dividend	–	–
Risk-free interest	1.81%	2.01%
Estimated life	3.09 years	3 years
Expected volatility	75%	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.01 per share (2011 - $0.12).

As explained in note 13, on April 12, 2011, during the transaction affecting its capital structure, NeuroBioPharm exchanged the rights over 5,745,000 Series 4 warrants held by employees for 6,605,149 rights over Series 2011-3 warrants (the replacement rights). The characteristics of the Series 4 and Series 2011-3 warrants are described in note 13. Because the replacement rights were determined to have a fair value lower than that of the rights exchanged, no additional charge was recognized upon modification.

Stock-based compensation recognized under this plan amounted to $76,346 for the year ended February 29, 2012 (2011 - $57,473).

19. Earnings (loss) per share:

The calculation of basic loss per share at February 29, 2012 was based on the net loss attributable to owners of the Corporation of $1,928,079 (2011 - $410,457), and a weighted average number of common shares outstanding of 48,205,451 (2011 - 40,463,967).

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options could potentially be dilutive in the future.

20. Income taxes:

Deferred tax expense:

	2012	2011
Origination and reversal of temporary differences	$ 1,120,000	$ 260,000
Change in unrecognized deductible temporary differences	(2,120,000)	(260,000)
Deferred tax (recovery) expense	$ (1,000,000)	$ –

Reconciliation of effective tax rate:

	2012	2011
Loss before income taxes	$ (5,592,683)	$ (1,692,791)
Income tax at the combined Canadian statutory rate	$ (1,574,340)	$ (501,913)
Increase (decrease) resulting from:		
Change in unrecognized deductible temporary differences	(80,314)	260,000
Non-deductible stock-based compensation	971,013	218,681
Permanent differences and other	(316,359)	23,232
Total tax (recovery) expense	$ (1,000,000)	$ –

The applicable statutory tax rates are 28.15% in 2012 and 29.65% in 2011. The Corporation's applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2012.

Recognized deferred tax assets and liabilities:

In 2012, $1,000,000 of previously unrecognized deferred tax assets for provincial purposes were recognized as management now considers that it is probable that future taxable profits in the nutraceutical segment will be available against which the Corporation can utilize the benefits therefrom. The Corporation previously utilized unrecognized deferred income tax assets to reduce to nil its income tax payable on its nutraceutical operation. The Corporation anticipates that the nutraceutical segment will generate taxable profits to realize these deferred tax assets. In addition, the Corporation has recognized $320,000 of deferred tax assets in 2012 to offset deferred tax liabilities, related to the taxation of investment tax credits recognized in 2012, of an equivalent amount.

Unrecognized deferred tax assets:

At February 29, 2012 and February 28, 2011, the deferred tax assets, which have not been recognized in these consolidated financial statements because the criteria for recognition of these assets were not met, were as follows:

20. Income taxes (continued):

		2012		2011
Tax losses carried forward	$	2,296,000	$	851,000
Research and development expenses		1,465,000		2,386,000
Property, plant and equipment and intangible assets		822,000		1,676,000
Other deductible temporary difference		239,000		47,000
Unrecognized deferred tax assets	$	4,822,000	$	4,960,000

As at February 29, 2012, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years' taxable income were as follows:

		Federal		Provincial
Tax losses carried forward				
2015	$	–	$	785,000
2029		730,000		730,000
2030		1,842,000		1,835,000
2031		2,374,000		2,367,000
2032		3,476,000		4,641,000
	$	8,422,000	$	10,358,000
Research and development expenses, without time limitation	$	7,860,000	$	12,718,000
Other deductible temporary differences, without time limitation	$	4,641,146	$	3,066,523

21. Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation's exposure to risks arising from financial instruments, including credit risk, foreign exchange risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a) Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation's trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statement of financial position, represents the Corporation's credit exposure at the reporting date. The Corporation's trade receivables and credit exposure fluctuate throughout the year. The Corporation's average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation's credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 29, 2012, the Corporation had thirty-two trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 73% (five customers represented 61% as at February 28, 2011; three customers represented 56% as at March 1, 2010) of total trade accounts included in trade and other receivables as at February 29, 2012.

21. Financial instruments (continued):

(a) Credit risk (continued):

Most of the Corporation's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation's retail customers vary significantly. Adverse changes in a customer's financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

The Corporation's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation's low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 29, 2012, February 28, 2011 and March 1, 2010 were as follows:

	February 29, 2012	February 28, 2011	March 1, 2010
Current	$ 3,950,674	$ 3,561,794	$ 2,071,825
Past due 0-30 days	234,277	196,832	415,693
Past due 31-120 days	2,052,621	1,132,304	187,130
Past due 121-180 days	892,598	802,656	649,827
Trade receivables	7,130,170	5,693,586	3,324,475
Less allowance for doubtful accounts	(84,724)	(499,290)	(383,597)
	$ 7,045,446	$ 5,194,296	$ 2,940,878

The allowance for doubtful accounts is mainly for customer accounts over 121 days past due.

21. **Financial instruments (continued):**

(a) Credit risk (continued):

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

		February 29, 2012		February 28, 2011		March 1, 2010
Balance, beginning of year	$	499,290	$	383,597	$	51,000
Bad debt expenses		192,570		120,000		332,597
Write-off against reserve		(607,136)		(4,307)		–
Balance, end of year	$	84,724	$	499,290	$	383,597

(b) Foreign exchange risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Corporation uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 72% of the Corporation's revenues are in US dollars, and 24% are in Euros. A small portion of the purchases, except for the purchase of raw materials, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The following table provides an indication of the Corporation's significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 29, 2012	
	US$	EURO
Cash	1,632,606	1,128,862
Trade and other receivables	4,843,907	2,031,370
Trade and other payables	(765,323)	(71,056)
Advance payments	–	(543,634)
	5,711,190	2,545,542

	February 28, 2011	
	US$	EURO
Cash	106,213	(1,341)
Trade and other receivables	3,602,698	1,745,705
Trade and other payables	(1,129,866)	(78,706)
Advance payments	–	(554,070)
	2,579,045	1,111,588

21. Financial instruments (continued):

(b) Foreign exchange risk (continued):

	March 1, 2010	
	US$	EURO
Cash	1,013,044	283,185
Trade and other receivables	3,104,792	219,718
Trade and other payables	(429,894)	(170,826)
Advance payments	–	(593,051)
	3,687,942	(260,974)

The following exchange rates are those applicable to the following periods and dates:

		February 29, 2012		February 28, 2011	March 1, 2010
	Average	Reporting	Average	Reporting	Reporting
US$ per CAD	0.9970	0.9895	1.0207	0.9714	1.0525
EURO per CAD	1.3194	1.3179	1.3457	1.3432	1.4377

Based on the Corporation's foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have increased the net profit (loss) as follows, assuming that all other variables remained constant:

		February 29, 2012		February 28, 2011
	US$	EURO	US$	EURO
Increase in net profit (loss)	285,560	127,277	128,952	55,579

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 29, 2012 and February 28, 2011.

21. Financial instruments (continued):

(c) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation's exposure to interest rate risk as at the following dates is as follows:

	February 29, 2012
Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates

	February 28, 2011
Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates

	March 1, 2010
Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates
Convertible debentures	Fixed interest rate

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 29, 2012 would have decreased consolidated net income by $23,777, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d) Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

21. Financial instruments (continued):

(d) Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at February 29, 2012 and February 28, 2011:

					February 29, 2012
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 4,971	$ 4,971	$ 4,971	$ –	$ –
Loans and borrowings	5,754	5,754	2,909	2,845	–
Research and development contracts	2,653	–	1,593	1,060	–
Lease contracts	3,472	–	287	1,414	1,771
	$ 16,850	$ 10,725	$ 9,760	$ 5,319	$ 1,771

Derivatives over the Corporation's own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $543,634 of advance payments at February 29, 2012 may be refundable in the next year if the Corporation fails to meet certain development milestones.

					February 28, 2011
Required payments per year (in thousands of dollars)	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
Trade and other payables	$ 3,258	$ 3,258	$ 3,258	$ –	$ –
Loans and borrowings	5,415	5,415	1,615	3,647	153
Research and development contracts	1,002	–	776	226	–
Lease contracts	491	–	183	308	–
	$ 10,166	$ 8,673	$ 5,832	$ 4,181	$ 153

(e) Short-term investments:

As at February 29, 2012, short-term investments include five investments totaling $10,687,020 with maturity dates from May 19, 2012 to December 20, 2012, bearing an interest rate from 0.84% to 2.2% per annum, cashable at any time at the discretion of the Corporation under certain conditions. The balance of $2,024,290 corresponds to one investment with a maturity date of May 19, 2013, bearing an interest rate of 2.16% per annum or cashable at the Corporation's option on May 19, 2012, bearing an interest rate of 1.55% per annum. As the Corporation's intention is to cash this investment at the option date, interest was calculated with an interest rate of 1.55% per annum, and the presentation is short-term.

As at February 28, 2011, short-term investments include two investments totaling $2,507,747 with maturity dates of November 30, 2011 and December 20, 2011, bearing an interest rate of 1.45% per annum, cashable at any time at the discretion of the Corporation under certain conditions. The balance of $1,005,111 corresponds to one investment with a maturity date of December 9, 2012, bearing an interest rate of 2.2% per annum and cashable at the Corporation's option on November 30, 2011.

As at March 1, 2010, short-term investments had a weighted-average maturity date of November 30, 2010 and a weighted-average interest rate of 0.41%, and were cashable at any time at the discretion of the Corporation under certain conditions.

22. Operating leases:

The Corporation rents its premises pursuant to an operating lease expiring December 31, 2013. In April 2012, the Corporation signed a sublet agreement for these premises and entered into a new operating lease agreement commencing October 1, 2012 for a period of ten years.

During the year ended February 29, 2012, an amount of $217,028 was recognized as an expense in respect of operating leases which is included in General and administrative expenses (2011 - $284,619). Included in these amounts are the Corporation's share of operating costs and taxes under the terms of the lease, in the amount of $27,500 and $22,000, respectively (2011 - $27,500 and $22,000, respectively).

Minimum lease payments for the next five years are $275,338 in 2013 and $352,940 in 2014 and thereafter.

23. Commitments and contingencies:

(a) Contingencies:

(i) In August 2009, the Corporation received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of the Corporation's products, in the US District Court for the District of Utah, alleging inter alia that the Corporation had failed to meet a certain delivery threshold. The Corporation filed a response denying all the allegations and a counterclaim wherein it alleged that Schiff had failed to pay the Corporation for shipments, products, trademark infringement and claimed damages.

The parties reached a settlement in December 2011 and the case was dismissed by the US District Court for the District of Utah in January 2012. The settlement did not have a significant effect on the Corporation's financial position.

(ii) On or around January 27, 2010, the Corporation and Acasti Pharma Inc. filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a U.S. based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011 Valensa filed its Defence wherein it denied Neptune/Acasti's allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 29, 2012 for this matter.

(iii) On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA, Inc. and Schiff Nutrition International, Inc. (Aker et al.) for the infringement of the Corporation's US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 29, 2012 for this matter.

(iv) On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC and Azantis Inc. for the infringement of the Corporation's US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA, Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation's patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at February 29, 2012 for this matter.

(v) On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the "Patents") licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents.

The case is currently pending and no trial dates have been set.

23. Commitments and contingencies (continued):

(b) Commitments:

(i) In September 2011, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune's krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw materials and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

(ii) In December 2011, the Corporation announced the official start of its Phase I plant expansion. Financing agreements in the amount of $15,500,000 were entered into shortly after the end of the third quarter. The financing is in the form of a standard loan in the amount of $9,000,000 bearing interest at prime rate plus 2% with a five-year term, an interest-free loan in the amount of $3,500,000 with a ten-year term, and a $3,000,000 government grant. As at February 2012, the Corporation signed agreements amounting to approximately $860,000 with various suppliers with respect to the plant expansion.

(iii) In the normal course of business, a Corporation's subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

A Corporation's subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136,000. As at February 29, 2012, an amount of $248,050 is included in "Trade and other payables" in relation to these projects.

24. Determination of fair values:

Certain of the Corporation's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

- Level 1: defined as observable inputs such as quoted prices in active markets.
- Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
- Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has measured the fair value of the conversion option of convertible debentures and of the May 3, 2011 private placement warrant USD using level II methodologies.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate mortgage loans approximates the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of obligations under capital leases and of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using a rate that the Corporation can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

Derivative financial liabilities (Series II warrants) use valuation techniques that require inputs that are both unobservable and significant, and therefore, are categorized as Level 3 in the fair value hierarchy. Balances related to this instrument are disclosed in note 29 (i).

24. Determination of fair values (continued):

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

Derivatives over equity:

The fair value of derivatives over the Corporation's equity is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

		March 1, 2010
Instrument	Acasti Series II warrants	Conversion option of convertible debentures
Valuation model	Binomial Model	Binomial Model
Dividend yield	–	–
Volatility	38.87%	154.55%
Estimate life	9 months	9 months
Risk-free rate	1.28%	1.28%

The Acasti Series II warrants and Conversion option of convertible debentures that expired during the year ended February 28, 2011 were measured at their estimated intrinsic value immediately before exercise or expiry.

	February 29, 2012
Instrument	May 3, 2011 Private placement warrant - USD
Valuation model	Black & Scholes
Dividend yield	–
Volatility	64.42%
Estimate life	0.67 year
Risk-free rate	0.18%

24. Determination of fair values (continued):

Derivatives over equity (continued):

Included in finance income or finance costs, is the change in fair value (gains) of these derivatives over equity:

		2012		2011
Debenture conversion options	$	–	$	(353,479)
Acasti Series II warrants		–		175,772
Private placement warrants - USD		(114,673)		–
	$	(114,673)	$	(177,707)

25. Capital management:

The Corporation's objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation is subject to certain financial covenants under its mortgage loan. At February 29, 2012 and February 28, 2011, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, government grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Corporation defines capital as being the total of shareholders' equity, loans and borrowings and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Corporation's policy is to maintain a minimal level of debt. The Corporation has an authorized operating line of credit of $2,000,000, of which an amount of $80,000 was available as at February 29, 2012.

As at February 29, 2012, cash amounted to $3,765,265, short-term investments amounted to $12,711,310 and tax credit receivable amounted to $1,215,524 for a total of $17,692,099.

26. Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation's CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation's reportable segments:

- *Neptune* produces and commercializes nutraceutical products.
- *Acasti Pharma Inc.* develops and commercializes pharmaceutical applications for cardiovascular diseases.
- *NeuroBioPharm Inc.* develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

26. Operating segments (continued):

(a) Information about reportable segments:

Year ended February 29, 2012:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total
Revenue from external sales	$ 19,113,383	$ 10,415	$ –	$ –	$ 19,123,798
Revenue from internal sales or internal research contracts	603,524	115,966	–	(719,490)	–
Depreciation and amortization	(753,236)	(667,889)	(325,300)	982,444	(763,981)
Stock-based compensation	(1,797,637)	(1,320,571)	(331,218)	–	(3,449,426)
Interest income	80,715	43,143	–	–	123,858
Interest expense	(370,644)	(8,962)	–	–	(379,606)
Income taxes	1,000,000	–	–	–	1,000,000
Reportable segment profit (loss)	2,655,568	(6,500,933)	(1,729,762)	982,444	(4,592,683)
Reportable segment assets	48,140,144	15,728,860	4,554,821	(23,687,744)	44,736,081
Reportable segment liabilities	11,088,150	1,259,518	18,416,841	(18,652,430)	12,112,079

Year ended February 28, 2011:

	Nutraceutical	Cardiovascular	Neurological	Intersegment eliminations	Total
Revenue from external sales	$ 16,582,754	$ –	$ –	$ –	$ 16,582,754
Revenue from internal sales or internal research contracts	151,460	28,402	–	(179,862)	–
Depreciation and amortization	(798,511)	(670,187)	(325,300)	982,444	(811,554)
Stock-based compensation	(506,359)	(181,074)	(50,107)	–	(737,540)
Interest income	10,246	11,775	360	–	22,381
Interest expense	(438,781)	(1,402)	–	–	(440,183)
Impairment loss	(139,306)	–	–	–	(139,306)
Reportable segment profit (loss)	1,116,746	(3,008,226)	(783,755)	982,444	(1,692,791)
Reportable segment assets	26,896,686	10,830,771	3,921,832	(18,846,394)	22,802,895
Reportable segment liabilities	9,378,549	5,125,935	5,535,406	(10,503,359)	9,536,531

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shares resources of the group or receive financing from the nutraceutical segment.

26. Operating segments (continued):

(b) Geographic information:

All of the Corporation's assets are located in Canada.

The Corporation's sales are attributed based on the customer's area of residence:

	2012	2011
Canada	$ 2,216,649	$ 1,365,227
United States	7,828,334	7,585,983
France	1,290,023	2,564,013
Belgium	3,152,116	2,321,206
Australia	4,326,931	1,321,088
Other countries	309,745	1,425,237
	$ 19,123,798	$ 16,582,754

There are no individual countries within other countries that accounted for more than 10% of revenue for the years ended February 29, 2012 and February 28, 2011.

(c) Information about major customers:

During the year ended February 29, 2012, the Corporation realized sales from the nutraceutical segment amounting to $6,414,659 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 20.8% and 12.8% of consolidated sales.

During the year ended February 28, 2011, the Corporation realized sales from the nutraceutical segment amounting to $4,701,256 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 15% and 13.4% of consolidated sales.

27. Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 29, 2012, total royalties included in operating expenses amounted to $192,540 (2011 - $164,129). As at February 29, 2012, the balance due to this corporation under this agreement amounts to $189,748 (February 28, 2011 - $177,758; March 1, 2010 - $175,177). This amount is presented in the consolidated statement of financial position under "Accounts payable and accrued liabilities".

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 5% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the year ended:

	2012	2011
Short-term employee benefits	$ 2,001,439	$ 1,892,000
Share-based compensation costs	1,580,439	367,174
	$ 3,581,878	$ 2,259,174

28. Subsequent event:

Since February 29, 2012, the Corporation and its subsidiaries have granted options and warrants. The Corporation has granted 2,580,000 options to purchase Corporation Class A shares, exercisable at USD$3.05, USD$3.15 and $3.15 expiring three years after their grant date. Acasti has granted 2,155,000 options to purchase Acasti Class A shares, exercisable at $2.10 expiring five years after their grant date. NeuroBioPharm has granted 730,000 warrants to purchase Neuro Class A shares, exercisable at $0.75 expiring four years after their grant.

29. Transition to IFRS:

As stated in note 2 (a), these are the Corporation's first annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended February 29, 2012, the comparative information presented in these financial statements for the year ended February 28, 2011, and in the preparation of an opening IFRS consolidated statement of financial position at March 1, 2010 (the Corporation's date of transition).

In preparing its consolidated financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i) Borrowing costs:

The Corporation has elected to apply the transitional provisions of IAS 23, *Borrowing Costs* to qualifying assets being acquired since the date of transition to IFRS.

(ii) Share-based payment:

The Corporation did not apply IFRS 2, *Share-based Payment* ("IFRS 2") to stock options that had vested as at March 1, 2010.

(iii) Designation of financial assets and financial liabilities:

The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

(iv) Non-controlling interests:

The Corporation will apply prospectively from the date of transition to IFRSs:

- the requirement that total comprehensive income is attributed to the owners of the Corporation and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance; and
- the requirements for accounting as equity transaction the changes in the Corporation's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

In preparing its opening IFRS consolidated statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Corporation's consolidated financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

29. Transition to IFRS (continued):

Reconciliation of equity:

					March 1, 2010
	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Assets					
Current assets:					
Cash		$ 1,093,194	$ –	$ –	$ 1,093,194
Short-term investments		1,001,011	–	–	1,001,011
Trade and other receivables		3,290,654	–	–	3,290,654
Tax credits receivable		664,131	–	–	664,131
Prepaid expenses		99,859	–	–	99,859
Inventories		2,645,752	–	–	2,645,752
		8,794,601	–	–	8,794,601
Government grant receivable		150,000	–	–	150,000
Property, plant and equipment	(e)	7,398,231	(1,070,824)	–	6,327,407
Intangible assets		1,223,309	–	–	1,223,309
Total assets		$ 17,566,141	$ (1,070,824)	$ –	$ 16,495,317
Liabilities and Equity					
Current liabilities:					
Loans and borrowings		$ 1,002,337	$ –	$ –	$ 1,002,337
Trade and other payables		2,416,413	–	–	2,416,413
Advance payments		878,814	–	–	878,814
Debenture conversion options	(j)	–	489,462	–	489,462
Derivative financial liabilities	(i)	–	233,790	–	233,790
		4,297,564	723,252	–	5,020,816
Loans and borrowings		4,805,024	–	–	4,805,024
Convertible debentures	(j)	467,864	21,978	–	489,842
Total liabilities		9,570,452	745,230	–	10,315,682
Equity					
Share capital	(j)	25,237,122	25	–	25,237,147
Warrants	(j)	293,040	57,568	–	350,608
Contributed surplus	(a)	9,115,761	(80,430)	–	9,035,331
Deficit	(b)	(26,813,240)	(1,793,217)	(243,770)	(28,850,227)
Total equity attributable to equity holders of the Corporation		7,832,683	(1,816,054)	(243,770)	5,772,859
Subsidiary options	(h)	163,006	–	243,770	406,776
Total equity attributable to non-controlling interest		163,006	–	243,770	406,776
Total equity		7,995,689	(1,816,054)	–	6,179,635
Total liabilities and equity		$ 17,566,141	$ (1,070,824)	$ –	$ 16,495,317

29. Transition to IFRS (continued):

Reconciliation of equity:

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
					February 28, 2011
Assets					
Current assets:					
Short-term investments		$ 3,512,858	$ –	$ –	$ 3,512,858
Trade and other receivables		5,627,191	–	–	5,627,191
Tax credits receivable		644,753	–	–	644,753
Prepaid expenses		968,530	–	–	968,530
Inventories		4,544,917	–	–	4,544,917
		15,298,249	–	–	15,298,249
Government grant receivable		150,000	–	–	150,000
Property, plant and equipment	(e)	7,023,842	(938,063)	–	6,085,779
Intangible assets		1,268,867	–	–	1,268,867
Total assets		$ 23,740,958	$ (938,063)	$ –	$ 22,802,895
Liabilities and Equity					
Current liabilities:					
Bank overdraft		$ 39,533	$ –	$ –	$ 39,533
Loans and borrowings		1,615,491	–	–	1,615,491
Trade and other payables		3,258,037	–	–	3,258,037
Advance payments		823,639	–	–	823,639
		5,736,700	–	–	5,736,700
Loans and borrowings		3,799,831	–	–	3,799,831
Total liabilities		9,536,531	–	–	9,536,531
Equity					
Share capital	(g), (j)	31,191,965	139,481	(183,214)	31,148,232
Warrants	(j)	99,568	5,419	–	104,987
Contributed surplus	(a)	9,283,997	285,204	(97,694)	9,471,507
Deficit	(b)	(26,480,537)	(1,368,167)	(737,467)	(28,586,171)
Total equity attributable to equity holders of the Corporation		14,094,993	(938,063)	(1,018,375)	12,138,555
Non-controlling interest	(k)	–	–	920,681	920,681
Subsidiary options	(f)	109,434	–	97,694	207,128
Total equity attributable to non-controlling interest		109,434	–	1,018,375	1,127,809
Total equity		14,204,427	(938,063)	–	13,266,364
Total liabilities and equity		$ 23,740,958	$ (938,063)	$ –	$ 22,802,895

29. Transition to IFRS (continued):

Reconciliation of earnings and comprehensive income (loss) for the year ended February 28, 2011:

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Revenue		$ 16,685,383	$ –	$ (102,629)	$ 16,582,754
Cost of sales	(l)	(13,901,693)	–	6,537,171	(7,364,522)
Gross profit		2,783,690	–	6,434,542	9,218,232
Other income - revenue from research contract	(l)	–	–	102,629	102,629
Selling expenses	(l)	–	–	(1,410,005)	(1,410,005)
General and administrative expenses	(e), (l)	–	–	(6,681,815)	(6,681,815)
Research and development expenses, net of tax credit of $266,676	(l)	(2,535,156)	–	(223,995)	(2,759,151)
Amortization	(e), (l)	(922,566)	111,012	811,554	–
Stock-based compensation	(f), (l)	(719,823)	(17,717)	737,540	–
Loss from sale of property, plant and equipment	(e), (l)	(99,337)	21,749	77,588	–
Impairment of property, plant and equipment	(l)	(139,306)	–	139,306	–
Gain on dilution	(k)	2,765,029	(2,765,029)	–	–
		1,132,531	(2,649,985)	(12,656)	(1,530,110)
Finance income	(i), (j)	22,381	626,935	–	649,316
Financial costs	(i), (j), (l)	(442,953)	(185,658)	12,656	(615,955)
Foreign exchange loss		(196,042)	–	–	(196,042)
Net finance costs		(616,614)	441,277	12,656	(162,681)
Net profit (loss) and total comprehensive income (loss) for the period		$ 515,917	$ (2,208,708)	$ –	$ (1,692,791)
Net loss and comprehensive loss attributable to:					
Owner of the Corporation					$ (410,457)
Non-controlling interest	(k)				(1,282,334)
Net loss and comprehensive loss for the period					$ (1,692,791)
Basic earnings per share		$ 0.01			$ (0.01)
Diluted earnings per share		0.01			(0.01)

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows under previous Canadian GAAP.

29. Transition to IFRS (continued):

Notes to the reconciliations:

(a) Reconciliation of contributed surplus:

	Note	March 1, 2010	February 28, 2011
Contributed surplus under Canadian GAAP		$ 9,115,761	$ 9,283,997
Adjustments:			
Convertible debenture	(j)	(80,430)	(80,430)
Share-based payments	(f)	–	17,717
Exercise of subsidiary warrants by Neptune	(k)	–	(1,302,661)
Conversion and cancellation of Debenture Call Options	(h)	–	443,794
Exercise of Conversion Call Options	(j)	–	1,126,244
Share-based payments related to subsidiary options	(f)	–	(97,694)
Convertible debenture	(j)	–	80,540
Contributed surplus under IFRS		$ 9,035,331	$ 9,471,507

(b) Reconciliation of deficit:

	Note	March 1, 2010	February 28, 2011
Deficit under Canadian GAAP		$ (26,813,240)	$ (26,480,537)
Adjustments:			
Property, plant and equipment	(e)	(1,070,824)	(1,070,824)
Convertible debenture	(j)	(488,603)	(488,603)
Derivative financial liabilities	(i)	(233,790)	(233,790)
Subsidiary options	(h)	(243,770)	(243,770)
Share issue costs	(g)	–	183,214
Conversion of derivative financial liabilities	(i)	–	674,513
Net earnings	(d)	–	(2,208,708)
Loss attributable to the non-controlling interest	(k)	–	1,282,334
Deficit under IFRS		$ (28,850,227)	$ (28,586,171)

29. Transition to IFRS (continued):

Notes to the reconciliations (continued):

(c) Reconciliation of equity:

	Note	March 1, 2010	February 28, 2011
Equity under Canadian GAAP		$ 7,995,689	$ 14,204,427
Adjustments:			
Property, plant and equipment	(e)	(1,070,824)	(938,063)
Convertible debenture	(j)	(21,978)	–
Debenture conversion options	(j)	(489,462)	–
Derivative financial liabilities	(i)	(233,790)	–
Equity under IFRS		$ 6,179,635	$ 13,266,364

(d) Reconciliation of net earnings and comprehensive income:

	Note	Year ended February 28, 2011
Net earnings and comprehensive income under Canadian GAAP		$ 515,917
Adjustments:		
Property, plant and equipment	(e)	132,761
Share-based payments	(f)	(17,717)
Net finance costs	(i), (j)	441,277
Gain on dilution	(k)	(2,765,029)
Net earnings and comprehensive loss under IFRS		$ (1,692,791)

(e) Property, plant and equipment - component accounting:

Under Canadian GAAP, the Corporation did not apply component accounting to the significant separable component parts of an item of property, plant and equipment, since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Corporation applied component accounting to its buildings.

29. Transition to IFRS (continued):

Notes to the reconciliations (continued):

(f) Share based payment - equity instruments:

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the last vesting tranche of the award. In addition, forfeitures were not considered at the time of grant, but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders' approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date, fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock-based compensation expense in the amount of $17,717 for the year ended February 28, 2011. The accumulated balance of stock-based compensation related to the subsidiary options in the amount of $97,694 for the year ended February 28, 2011 was reclassified to subsidiary options.

(g) Share issue costs:

Under previous Canadian GAAP, share issue costs were netted against deficit. Under IFRS, these costs are netted against share capital. As at February 28, 2011, an amount of $183,214 was reclassified from deficit to share capital.

(h) Debenture Call-Options:

Under previous Canadian GAAP, the Debenture Call-Options over Acasti shares issued by Neptune were determined to be an equity instrument. Under IFRS, the Corporation concluded that the Debenture Call-Options are classified as liabilities until November 15, 2009, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Corporation determined that the instruments outstanding as at November 15, 2009 had a fair value of $243,770. In reconciling to IFRS, the increase in fair value from the issue date of nil carrying amount was recognized as a pre-transition loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009 and therefore, at the date of transition.

(i) Warrants:

The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder's equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS, as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in "Derivative financial liabilities". Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $233,790 to retained earnings at that date.

29. Transition to IFRS (continued):

Notes to the reconciliations (continued):

(i) Warrants (continued):

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of earnings and comprehensive income. Consequently, a fair value increase of $175,772 was recognized as an adjustment for the year ended February 28, 2011 in "Finance costs". During the period, 36% of the warrants were exercised. As a result, an additional amount of $136,106, corresponding to the fair value of the warrants at the time of their exercise, was recorded in share capital. On November 17, 2010, the remainder of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $273,456 recorded in "Finance income".

(j) Convertible debentures:

In 2008, the Corporation issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, these convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity's own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $21,978 higher than under previous GAAP and the carrying amount of Debenture Warrants to be $57,568 higher. Those differences were charged to retained earnings at that date.

The Corporation valued the embedded equity conversion derivative at the date of transition and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in "Debenture conversion options".

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80,430 was reclassified to this account, along with an increment of $409,032 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance income in the amount of $353,479 in the statement of earnings and comprehensive income, along with the increase in accretion expense in the amount of $9,886 for the year ended February 28, 2011.

(k) Non-controlling interest:

At the date of transition, Neptune applied IAS 27 - *Consolidated and Separate Financial Statements*, as amended in 2008. The accounting guidance under IFRS impacted the Corporation's accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

29. Transition to IFRS (continued):

Notes to the reconciliations (continued):

(k) Non-controlling interest (continued):

As previously noted, the Corporation uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765,029 for the year ended February 28, 2011 was reversed, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders' equity reconciliation as it is already included therein.

In accordance with new guidance, the Corporation allocated losses of its majority-owned subsidiary, Acasti, to controlling and non-controlling interests based on their proportionate shareholdings in Acasti's Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

	Year ended February 28, 2011
Non-controlling interest, beginning of period	$ –
Exercise of Debenture Call-Options	72,418
Exercise of Conversion Call-Options	124,487
Exercise of subsidiary warrants by Neptune	1,302,661
Exercise of subsidiary warrants by third parties	703,449
Net loss and comprehensive loss attributable to the non-controlling interest	(1,282,334)
	$ 920,681

(l) Presentation of statement of operations:

As the Corporation has elected to present expenses recognized in comprehensive loss using a classification based on their function within the Corporation, certain expenses such as amortization expense and stock-based compensation expense were reallocated to cost of sales, selling, general and administrative and research and development expenses.